Exhibit 99.1

ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2015 RESULTS

Delivered Revenue Growth of 6% and Increased Adjusted Operating Profit Growth to 2%

Strengthened Postpaid Wireless and Internet Subscriber Metrics

Delivered a Number of Key Customer Experience Improvements and Successfully Delivered Year One of Our National NHL Licensing Agreement

Completed Acquisitions of Shaw’s AWS Spectrum Licences and 100% Ownership of Mobilicity

TORONTO (July 23, 2015) - Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited financial and operating results for the second quarter ended June 30, 2015.

Consolidated Financial Highlights

	Three months ended June 30		Six months ended June 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2015	2014	2015	2014

Operating revenue	3,403	3,212	6,578	6,232
As adjusted [1]:
Operating profit	1,337	1,313	2,461	2,474
Net income	412	432	687	772
Basic earnings per share	$ 0.80	$ 0.84	$ 1.33	$ 1.50
Diluted earnings per share	$ 0.80	$ 0.84	$ 1.33	$ 1.49

Net income	363	405	618	712
Basic earnings per share	$ 0.70	$ 0.79	$ 1.20	$ 1.38
Diluted earnings per share	$ 0.70	$ 0.76	$ 1.19	$ 1.33

Free cash flow [1]	476	436	742	792
Cash provided by operating activities	1,114	1,202	1,341	1,610

[1]

Adjusted amounts and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

“We grew both the top and adjusted operating profit lines in the quarter while showing improvement in our Wireless and Internet subscriber metrics,” said Guy Laurence, President and Chief Executive Officer of Rogers Communications Inc. “In addition, we completed a series of strategic transactions to further enhance our spectrum position, delivered a successful first year of our exclusive national NHL rights agreement, and continued to implement key customer experience improvements. Our Rogers 3.0 plan continues to gain traction, our financials are trending in the right direction, and we’re entering the back half of the year with key regulatory decisions behind us.”

Rogers Communications Inc.	1	Second Quarter 2015

Key Financial Highlights

Higher operating revenue

●

Consolidated revenue increased 6% this quarter, reflecting revenue growth of 6% in Wireless and 23% in Media, with stable revenue in Cable and Business Solutions. Wireless revenue increased as a result of greater smartphone sales, higher network revenue from the continued growth in data use by our subscriber base, as well as the adoption of higher ARPU and ARPA generating Rogers Share Everything plans. Cable revenue was stable as continued Internet revenue growth was offset by modest revenue declines in Television and Phone. Excluding the effect of a CRTC decision earlier in the year mandating that telecommunications providers could no longer require customers to provide a minimum of 30 days’ notice when canceling services, Cable operating revenue would have increased by $4 million this quarter. Media revenue increased as a result of the NHL licensing agreement together with growth at Sportsnet, the Toronto Blue Jays, and Next Issue Canada, partially offset by continued softness in conventional broadcast TV and print advertising.

●

Activated approximately 682,000 wireless smartphones this quarter, of which 33% were new subscribers, with higher-value smartphone customers representing 83% of Wireless postpaid subscribers as at June 30, 2015.

Higher adjusted operating profit

●

The 2% increase in consolidated adjusted operating profit this quarter reflected stable adjusted operating profit in Wireless and an increase in Media of 67% ($36 million) partially offset by decreases in Cable of 2% and in Business Solutions of 4%. The increase in Wireless network revenues was partially offset by higher net costs associated with the increased volume of subsidized smartphones sold primarily as a result of the industry-wide transition from three to two-year contracts in early June 2015. Cable results were impacted by investments in programming and customer value enhancements, as well as the CRTC decision discussed above and losses associated with competitive intensity. Media’s results improved as a result of increased advertising revenues from our NHL licensing agreement, together with the revenue changes discussed above, and production cost savings in the broadcast and print areas.

●	Consolidated adjusted operating profit margin decreased by 160 basis points to 39.3% this quarter with margins of 49.3% in Wireless and 47.6% in Cable.

●

The 5% decrease in adjusted net income and 10% decrease in net income were primarily a result of a 6% increase in depreciation and amortization and a 7% increase in income taxes, partially offset by the 2% increase in consolidated adjusted operating profit.

Cash flow and available liquidity

●

Generated $476 million of consolidated free cash flow this quarter, an increase of 9% from the same quarter last year, primarily as a result of higher adjusted operating profit, lower cash income taxes paid, and lower interest on borrowings, partially offset by higher additions to property, plant and equipment. Cash provided by operating activities was $1,114 million this quarter.

●	Maintained $1.9 billion of liquidity available under our bank credit facilities as at June 30, 2015.

●	Returned $248 million of cash to shareholders through the payment of our quarterly cash dividend, which the Rogers Board of Directors increased by 5% to $0.48 per share in January 2015.

●

Increased the full year 2015 guidance range for free cash flow by $175 million from the range initially issued on January 29, 2015. This upward adjustment to our free cash flow guidance primarily reflects the value of tax loss carry forwards acquired as part of the Mobilicity transaction that closed on July 2, 2015. We expect to utilize these loss carry forwards in 2015.

Rogers Communications Inc.	2	Second Quarter 2015

Strategic Highlights

Overhaul the customer experience

●

Introduced a simplified customer bill for Rogers services, making it easier for customers to understand their spending and addressing the number one reason customers call Rogers with questions. The new format makes usage details easier to understand, while creating a new layout and interactive graphical features so customers can more easily see how we calculated their bill. Our new bill is less complicated, is available across multiple platforms, and is an important step in our ongoing commitment to continuous improvement for our customers’ experiences.

●

Expanded Roam Like Home to over 35 European countries, further simplifying how our Wireless consumers use the Internet, make calls, and send texts and emails with their Rogers Share Everything plan when traveling outside of Canada. Customers can access their identical Canadian plan features while in Europe as well as in the US, all at a reasonable and clear cost.

●

Expanded our online customer self-service offerings to make interacting with Rogers even easier. This includes improved search and navigation capabilities, accelerated response times, and the expansion of our online Community Forums with a new look and feel. We have also improved the ‘MyRogers’ customer self-serve portal to enhance usability and optimize the site for mobile devices.

●

Increased the speed and responsiveness of our Rogers.com and Fido.ca websites. In addition, we launched new, easier-to-navigate homepages and mobile-friendly product landing and promotion pages to provide customers with an improved digital experience.

●

Enhanced and simplified our customer-facing Integrated Voice Response (IVR) system along with our technical support transfer process to minimize the customers’ time from when they dial Rogers to when they talk to a live agent.

●

Closed the purchase of an investment of a 50% interest in Glentel Inc., previously Canada’s largest independent wireless retail distribution network with almost 360 Canadian retail outlets. Glentel will continue to be run by an independent management team.

●

Launched our Retail Academy, a program to further enhance how we serve and support our customers in our branded retail stores. In addition, we started re-branding our footprint of national retail stores and refreshing certain locations to a new design concept, which includes a connected Home Zone lounge where customers can experience Rogers IGNITE Internet bundles and Smart Home Monitoring.

Focus on innovation and network leadership

●

Announced the strategic acquisition of wireless provider Mobilicity and completed the transaction to acquire Shaw Communication’s AWS-1 spectrum licences. We added 20MHz of contiguous AWS-1 spectrum adjacent to our existing 20MHz of AWS-1 holdings across all of British Columbia and Alberta, and in July added 10MHz of contiguous AWS-1 spectrum across Southern Ontario, the largest population centre in the country. We also divested certain non-contiguous AWS-1 spectrum licences to WIND Mobile Corp.

●

Augmented our already extensive 2500MHz spectrum holdings during the recent 2500MHz spectrum auction. We successfully executed a tactical fill-in and top-up strategy to acquire nearly our entire allowable spectrum at an average cost of $0.10/MHz/pop, lower than other auction participants. We now hold 40MHz of contiguous, paired 2500MHz spectrum across nearly all of Canada, as well as an additional 20MHz of unpaired 2500MHz spectrum in many key population areas.

●

Announced broad industry support for Suretap, an innovative mobile digital payment solution pioneered by Rogers. Canada’s leading mobile carriers have rallied behind the Rogers-developed solution to drive adoption and provide banks and merchants with an easier, more cost-effective way to deliver the value of mobile payments to their customers.

●

Applauded the CRTC’s partnership with SamKnows, a global leader in Internet performance measurement, to launch an independent testing program designed to give Canadians an objective assessment of their Internet provider’s performance. Rogers has been conducting independent testing with SamKnows since 2013, proving each time that we consistently delivered on advertised Internet speed and reliability.

●

First in Canada to launch Voice over LTE (VoLTE) technology, giving our Wireless customers across the country access to higher-quality high-definition voice and video calls, faster call setup and connection times, and the ability to simultaneously place calls, browse the web, and stream video at considerably greater LTE speeds.

Rogers Communications Inc.	3	Second Quarter 2015

●	Extended Rogers Smart Home Monitoring services to Calgary and Edmonton, allowing residents to remotely connect to, protect, and manage their homes using their mobile devices or laptops.

●

Introduced complimentary high-speed Wi-Fi service throughout the Rogers Centre, our multi-purpose event venue and home to the Toronto Blue Jays, in yet another example of Rogers’ commitment to deliver the best-connected experience to Canadians.

Deliver compelling content everywhere

●

Sportsnet was the #1 most-watched televised sports brand in Canada, as verified by data collected by Numeris between May 2014 and May 2015. Following a year of double-digit audience growth and record-setting ratings, for the first time in its 17-year history, more Canadians tuned in to Sportsnet channels than to the competition.

●

Successfully and profitably completed the first year of our exclusive 12-year national NHL licensing agreement while bringing the NHL to more Canadians than ever before. We provided Canadians with new ways to experience games, through NHL GameCentre Live and NHL GamePlus, and on multiple platforms such as their computer, mobile phone, or tablet. We announced Rogers Hometown Hockey will be returning for a second season and will roll into 24 new Canadian communities during the 2015-2016 NHL season with even more hockey festivities and entertainment.

●

Announced a five-year renewal agreement through 2020 as the title sponsor for the Rogers Cup professional tennis tournament, with Sportsnet garnering coverage rights for a comprehensive suite of televised, online, mobile, and multimedia platforms. The Rogers Cup is a renowned international professional tennis tournament and supports a key pillar in our strategy of delivering world-class content and experiences to Canadians.

●

Introduced Fido Pulse wireless plans, delivering more value by including a 24-month subscription to Spotify Premium, one of the world’s most innovative music streaming services, and original exclusive DAILY VICE, an edgy, ground-breaking news app.

●

Announced that availability of the popular shomi video streaming service will be expanded throughout Canada later this summer. shomi offers numerous exclusive series and expert-recommended collections, including programming for kids and families, not offered on other services. shomi is accessible on the platforms Canadians want in addition to their TVs, including tablets, mobile, online, Xbox 360, Apple TV, and Chromecast.

●

Expanded Next Issue Canada (the North American digital magazine newsstand) for French-speaking and bilingual Canadians by adding 20 Québec-based French magazines, including Châtelaine, L’actualité, LOULOU, Sélection du Reader’s Digest, and Ricardo, to the more than 150 Canadian and US English magazines already on offer.

Drive growth in the business market

●

Recognized, along with AT&T, Verizon, and Vodafone, as a world leader in the machine-to-machine (M2M) retail space by prominent global market research firm Research and Markets. Rogers is a Canadian leader in M2M and this recognition affirms that our in-market solutions for business are world class.

●

Expanded our third Toronto data centre, doubling our available floor space capacity. This next-generation data centre is ‘Uptime Certified Tier III’ for design and construction, providing customers with best-in-class uptime guarantees for their mission-critical applications.

●

Introduced Rogers Voice with Skype for Business, a cloud-based tool that lets businesses experience the commercial version of Skype with enhanced features and better communication with their teams, partners, and customers.

Invest in and develop our people

●	Recognized again as a Top Employer for Young People by the editors of Canada’s Top 100 Employers in May 2015.

●

Named one of Canada’s Greenest Employers for 2015 by the editors of Canada’s Top 100 Employers in April 2015, an award that recognizes employers with innovative environmental programs and earth-friendly policies that actively involve their employees.

●

Named one of the 50 Best Corporate Citizens in Canada by Corporate Knights in June 2015, an award that recognizes employers that incorporate social, economic, and ecological benefits and costs in their normal course of business.

Rogers Communications Inc.	4	Second Quarter 2015

Be a strong Canadian growth company

●

Appointed Rick Brace as President, Media Business Unit effective August 10, 2015. Mr. Brace brings more than 35 years of operational experience within the sports and media industries, including a number of senior leadership positions. He will oversee Rogers’ $1.8 billion annual Media sales portfolio, including Sportsnet, sports investments including the Toronto Blue Jays, the NHL, and MLSE, its broadcast business, publishing brands, and The Shopping Channel.

About non-GAAP measures

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted operating profit margin, adjusted net income, free cash flow, adjusted net debt, adjusted net debt to adjusted operating profit, and adjusted basic and diluted earnings per share. These are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under International Financial Reporting Standards (IFRS), and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” in Management’s Discussion and Analysis (MD&A) for information about these measures, including how we calculate them.

Rogers Communications Inc.	5	Second Quarter 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This MD&A contains important information about our business and our performance in the three and six months ended June 30, 2015, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Second Quarter 2015 Interim Condensed Consolidated Financial Statements and Notes, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), our 2014 Annual MD&A, our 2014 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with IFRS as issued by the IASB, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, and our overarching strategy, see “Understanding Our Business”, “Our Strategy”, and “Capability to Deliver Results” in our 2014 Annual MD&A. For our key performance drivers and objectives, see “Key Performance Drivers and Highlights” in our 2014 Annual MD&A and the section “Key Highlights” on pages 2 to 5 of our Second Quarter 2015 earnings release for our second quarter 2015 key achievements.

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at July 22, 2015 and was approved by the Audit Committee of our Board of Directors on that date. This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter refers to the three months ended June 30, 2015 and year to date refers to the six months ended June 30, 2015. All results commentary is compared to the equivalent periods in 2014 or as at December 31, 2014, as applicable, unless otherwise indicated.

Four Business Segments

We report our results of operations in four segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers.

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP), and certain other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it

Summary of Consolidated Financial Results	7
Key Changes in Financial Results Compared to 2014	8
Results of our Business Segments	9
Review of Consolidated Performance	17
Managing our Liquidity and Financial Resources	20
Overview of Financial Position	23
Financial Condition	24
Financial Risk Management	24
Commitments and Contractual Obligations	26
Regulatory Developments	27

Updates to Risks and Uncertainties	28
Critical Accounting Policies and Estimates	29
Financial Guidance	30
Key Performance Indicators	31
Non-GAAP Measures	32
Other Information	35
About Forward-Looking Information	37
About Rogers	38
Quarterly Investment Community Teleconference	39
For More Information	39

Rogers Communications Inc.	6	Second Quarter 2015

Summary of Consolidated Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2015	2014	% Chg	2015	2014	% Chg

Operating revenue
Wireless	1,903	1,800	6	3,697	3,527	5
Cable	869	872	-	1,739	1,732	-
Business Solutions	94	95	(1)	188	189	(1)
Media	582	475	23	1,046	842	24
Corporate items and intercompany eliminations	(45)	(30)	50	(92)	(58)	59
Operating revenue	3,403	3,212	6	6,578	6,232	6

Adjusted operating profit
Wireless	841	843	-	1,606	1,633	(2)
Cable	414	423	(2)	816	832	(2)
Business Solutions	27	28	(4)	55	56	(2)
Media	90	54	67	58	30	93
Corporate items and intercompany eliminations	(35)	(35)	-	(74)	(77)	(4)
Adjusted operating profit [1]	1,337	1,313	2	2,461	2,474	(1)

Adjusted operating profit margin [1]	39.3%	40.9%	(1.6 pts)	37.4%	39.7%	(2.3 pts)

Net income	363	405	(10)	618	712	(13)
Diluted earnings per share	$ 0.70	$ 0.76	(8)	$ 1.19	$ 1.33	(11)

Adjusted net income [1]	412	432	(5)	687	772	(11)
Adjusted diluted earnings per share [1]	$ 0.80	$ 0.84	(5)	$ 1.33	$ 1.49	(11)

Additions to property, plant and equipment	621	576	8	1,096	1,064	3
Free cash flow [1]	476	436	9	742	792	(6)
Cash provided by operating activities	1,114	1,202	(7)	1,341	1,610	(17)

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	7	Second Quarter 2015

Key Changes in Financial Results Compared to 2014

Operating revenue

Wireless network revenue increased this quarter and year to date as a result of the continued adoption of higher ARPU and ARPA generating Rogers Share Everything plans and the continued growth in usage of wireless data, partially offset by a continued decline in roaming revenue as a result of our newly-introduced roaming plans.

Cable operating revenue was stable this quarter and year to date as Internet revenue growth and the impact and timing of pricing changes across most product types were offset by TV and Phone subscriber losses over the past year. The implementation of a Canadian Radio-television and Telecommunications Commission (CRTC) decision, effective January 23, 2015, mandating that telecommunications providers could no longer require customers to provide a minimum of 30 days’ notice when canceling services, caused a $7 million decrease in Cable revenue this quarter. Excluding the effect of the CRTC decision, Cable operating revenue would have increased by $4 million this quarter.

Business Solutions operating revenue was stable this quarter and year to date as the continued growth in on-net next generation services, including our data centre businesses, was offset by the continued planned reduction in lower-margin, off-net legacy services revenue.

Media operating revenue increased this quarter and year to date primarily as a result of revenue generated by our exclusive National Hockey League (NHL) licensing agreement together with growth at Sportsnet, the Toronto Blue Jays, and Next Issue Canada, partially offset by continued softness in conventional broadcast TV and print advertising.

Adjusted operating profit

Wireless adjusted operating profit was stable this quarter as the impact of the network revenue growth described above and cost reductions was offset by higher costs associated with the increased volume of subsidized smartphones sold. Wireless adjusted operating profit decreased modestly year to date as a result of the significantly higher volume of subsidized smartphones sold during the first quarter as we proactively early-upgraded existing customers prior to the final expiration of three-year service contracts in early June 2015.

Cable adjusted operating profit decreased this quarter and year to date as a result of investments in programming and customer value enhancements and the revenue changes discussed above.

Business Solutions adjusted operating profit decreased marginally this quarter and year to date as a result of the continued decline in off-net legacy services, partially offset by the continued growth in on-net and near-net next generation businesses and productivity improvements.

Media adjusted operating profit increased this quarter and year to date primarily as a result of the NHL licensing agreement, together with growth in subscription revenue and greater programming and production cost savings in the broadcast and print areas.

Rogers Communications Inc.	8	Second Quarter 2015

Results of our Business Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2015	2014	% Chg	2015	2014	% Chg
Operating revenue
Network revenue	1,707	1,674	2	3,379	3,310	2
Equipment sales	196	126	56	318	217	47
Operating revenue	1,903	1,800	6	3,697	3,527	5
Operating expenses
Cost of equipment [1]	(423)	(333)	27	(816)	(630)	30
Other operating expenses	(639)	(624)	2	(1,275)	(1,264)	1
	(1,062)	(957)	11	(2,091)	(1,894)	10
Adjusted operating profit	841	843	-	1,606	1,633	(2)

Adjusted operating profit margin as a % of network revenue	49.3%	50.4%	(1.1 pts)	47.5%	49.3%	(1.8 pts)
Additions to property, plant and equipment	256	254	1	436	435	-

[1]	Includes the cost of equipment sales and direct channel subsidies.

Wireless Subscriber Results 1

	Three months ended June 30			Six months ended June 30
(In thousands, except churn, ARPU, and ARPA)	2015	2014	Chg	2015	2014	Chg
Postpaid
Gross additions	313	312	1	590	605	(15)
Net additions (losses)	24	38	(14)	(2)	40	(42)
Total postpaid subscribers [2,3]	8,163	8,114	49	8,163	8,114	49
Churn (monthly)	1.19%	1.13%	0.06 pts	1.22%	1.17%	0.05 pts
ARPU (monthly)	$ 67.24	$ 66.40	$ 0.84	$ 66.73	$ 65.79	$ 0.94
ARPA (monthly)	$ 110.14	$ 105.55	$ 4.59	$ 108.79	$ 104.32	$ 4.47
Prepaid
Gross additions	154	128	26	280	204	76
Net additions (losses)	8	(31)	39	(29)	(104)	75
Total prepaid subscribers [3]	1,348	1,325	23	1,348	1,325	23
Churn (monthly)	3.63%	3.92%	(0.29 pts)	3.81%	3.73%	0.08 pts
Blended ARPU	$ 60.01	$ 59.18	$ 0.83	$ 59.38	$ 58.39	$ 0.99

[1]	Subscriber counts, subscriber churn, ARPU, and ARPA are key performance indicators. See “Key Performance Indicators”.
[2]

Effective January 1, 2015 and on a prospective basis, our Wireless postpaid subscriber results included Wireless Home Phone subscribers resulting in a base adjustment of approximately 92,000 cumulative subscribers. Excluding the impact of the Wireless Home Phone subscribers, postpaid ARPU would have increased by 3% or $1.73 this quarter and 3% or $1.67 year to date. Blended ARPU would have increased by 3% or $1.52 this quarter and 3% or $1.54 year to date.

[3]	As at end of period.

Network revenue

The 2% increase in network revenue this quarter and year to date was a result of:

●

continued adoption of the customer-friendly Rogers Share Everything plans, which generate higher ARPU and ARPA, bundle in certain calling features and long distance, grant the ability to pool data usage with other devices on the same account, and entice customers with access to our other products, such as Roam Like Home and Rogers NHL GameCentre LIVE; partially offset by

●

a 14% decrease in roaming revenue this quarter and a 16% decrease in roaming revenue year to date as a result of roaming plans, including the introduction of Roam Like Home in both the US and Europe, which simplify the customer experience, provide greater customer value, and are increasing roaming usage.

Excluding roaming revenue, Wireless:

●	network revenue would have increased by 3% this quarter and 4% year to date;
●	postpaid ARPU would have increased by 3% this quarter and year to date; and
●	ARPA would have increased by 6% this quarter and year to date.

The 1% increase in postpaid ARPU this quarter and year to date was a result of increased network revenue and wireless data usage. The 4% increase in postpaid ARPA this quarter and year to date was a result of the continued adoption of Rogers Share Everything plans relative to the number of subscriber accounts as customers are increasingly utilizing the advantages of accessing their shareable plans with multiple devices on the same account.

Rogers Communications Inc.	9	Second Quarter 2015

The modest increase in postpaid subscriber churn and lower net additions to our postpaid subscriber base this quarter and year to date compared to the prior year were expected in the short-term as a result of:

●	our strategic focus on optimizing subscriber value;
●	a focus on migrating existing customers to current pricing plans;
●	adjustments to the required rate plans for subsidized premium device eligibility; and
●	the impact of the industry’s “double cohort”.

The “double cohort” refers to the greater-than-usual number of subscriber contracts that ended as both three-year and two-year contracts expired near the same time. The final expiration of remaining three-year contracts for consumers occurred in early June 2015.

We activated and upgraded approximately 682,000 smartphones for new and existing subscribers this quarter, a 16% increase compared to approximately 588,000 in the same period last year. This increase in smartphone activations was primarily a result of a greater number of hardware upgrades by existing subscribers and drove much of the 11% increase in retention spending discussed below.

The percentage of subscribers with smartphones was 83% of our total postpaid subscriber base as at June 30, 2015. In our experience, smartphone subscribers typically:

●	generate significantly higher ARPU; and
●	are less likely to churn than customers on less-advanced devices.

Equipment sales

The 56% increase in revenue from equipment sales this quarter and 47% increase year to date were a result of:

●	increased device upgrades by existing subscribers;
●	a shift in the sales mix to smartphones, which included a higher proportion of iPhone devices;
●	changes in equipment sales prices; and
●	the impact of the industry’s “double cohort”.

Operating expenses

The 27% increase in the cost of equipment sales this quarter and 30% increase year to date were a result of:

●	a shift in the product mix of device sales towards higher-cost smartphones; and
●

increased equipment sales volumes surrounding the industry’s “double cohort”, resulting in 14% more upgrades this quarter and 16% more upgrades year to date, compared to the same periods in the prior year. The majority of the upgrades were higher-cost smartphones including 19% more iPhones this quarter and 32% more iPhones year to date, compared to the same periods in the prior year.

There was more upgrade activity in the first quarter relative to the second quarter this year as we took initiative to early-upgrade more subscribers in the first quarter, prior to the expiration of their service contracts. This resulted in a sequentially smaller increase in the cost of equipment sales in the second quarter of 2015 compared to the first quarter of 2015.

Total customer retention spending (primarily consisting of subsidies on handset upgrades) was 11% higher this quarter and 23% higher year to date with more existing subscribers upgrading their hardware this quarter combined with the shift in product mix as described above. The lower sequential change in customer retention spending this quarter compared to the first quarter of 2015 was primarily a result of a lower average subsidy cost per upgrade.

Other operating expenses (excluding retention spending) increased this quarter and year to date as a result of higher service and roaming costs, partially offset by improvements in cost management and efficiency gains.

Adjusted operating profit

The stable adjusted operating profit this quarter and 2% decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Second Quarter 2015

Other Wireless developments

Investment in Glentel

In May 2015, we completed our purchase of 50% of the common shares of Glentel Inc. (Glentel) from BCE Inc. (BCE) for cash consideration of $473 million. The investment is now jointly owned with BCE. Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets, as well as operations in the US and Australia. Our investment in Glentel is accounted for as a joint venture using the equity method.

Acquisition of Mobilicity

On July 2, 2015, we completed the acquisition of 100% of the outstanding common shares of Data & Audio-Visual Enterprises Wireless Inc. (Mobilicity) for cash consideration of approximately $440 million, subject to customary closing adjustments. Assets acquired include tax losses valued at approximately $175 million. Mobilicity provides wireless telecommunication services to Canadians in Toronto, Ottawa, Calgary, Edmonton, and Vancouver, has approximately 150,000 subscribers, and owns AWS-1 spectrum licences across Canada.

Subsequent to the acquisition of Mobilicity, Rogers and Wind Mobile Corp. (WIND) undertook an AWS-1 spectrum licence asset exchange in Southern Ontario to create an additional 10MHz of contiguous, paired AWS-1 spectrum for Rogers. In addition, Rogers transferred certain non-contiguous AWS-1 spectrum licences to WIND in British Columbia, Alberta, and various regions in Ontario for nominal cash proceeds.

Spectrum Licence Acquisitions

In April 2015, we participated in the 2500 MHz spectrum licence auction in Canada. We were awarded 41 spectrum licences consisting of 20 MHz blocks of contiguous, paired spectrum in Canada’s major geographic markets. We recognized the spectrum licences as intangible assets of $27 million, which includes $3 million of directly attributable costs. We now hold approximately 40MHz of contiguous 2500MHz spectrum across Canada, as well as an additional 20MHz of unpaired 2500MHz spectrum in many key population areas.

In June 2015, we obtained AWS-1 spectrum licences in British Columbia and Alberta from Shaw Communications Inc. (Shaw) after exercising a previously acquired option and paying the final $100 million installment. We recognized the spectrum licences as intangible assets of $351 million, which includes $1 million of directly attributable costs. The spectrum licenses will provide us with an additional 20MHz of contiguous spectrum in British Columbia and Alberta. Subsequent to exercising the option, certain non-contiguous spectrum licences acquired from Shaw were transferred to WIND for nominal cash proceeds.

Rogers Communications Inc.	11	Second Quarter 2015

CABLE

Cable Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2015 [1]	2014	% Chg	2015 [1]	2014	% Chg

Operating revenue
Internet	327	312	5	651	617	6
Television	425	437	(3)	851	868	(2)
Phone	115	121	(5)	233	242	(4)
Service revenue	867	870	-	1,735	1,727	-
Equipment sales	2	2	-	4	5	(20)
Operating revenue	869	872	-	1,739	1,732	-

Operating expenses
Cost of equipment	(1)	(1)	-	(2)	(3)	(33)
Other operating expenses	(454)	(448)	1	(921)	(897)	3
	(455)	(449)	1	(923)	(900)	3
Adjusted operating profit	414	423	(2)	816	832	(2)

Adjusted operating profit margin	47.6%	48.5%	(0.9 pts)	46.9%	48.0%	(1.1 pts)
Additions to property, plant and equipment	254	239	6	478	490	(2)

[1]	The operating results of Source Cable Ltd. (Source Cable) are included in the Cable results of operations from the date of acquisition on November 4, 2014.

Cable Subscriber Results 1

	Three months ended June 30			Six months ended June 30
(In thousands)	2015	2014	Chg	2015	2014	Chg

Internet
Net additions (losses)	4	2	2	(3)	22	(25)
Total Internet subscribers [2,3]	2,008	1,983	25	2,008	1,983	25
Television
Net losses	(32)	(33)	1	(73)	(53)	(20)
Total television subscribers [2,3]	1,951	2,074	(123)	1,951	2,074	(123)
Phone
Net (losses) additions	(11)	1	(12)	(31)	11	(42)
Total phone subscribers [2,3]	1,119	1,164	(45)	1,119	1,164	(45)

Cable homes passed [2,3]	4,106	4,004	102	4,106	4,004	102
Total service units [4]
Net losses	(39)	(30)	(9)	(107)	(20)	(87)
Total service units [2,3]	5,078	5,221	(143)	5,078	5,221	(143)

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]

On November 4, 2014, we acquired approximately 16,000 Internet subscribers, 16,000 Television subscribers and 11,000 Phone subscribers from our acquisition of Source Cable. The acquisition also increased homes passed by 26,000.

[3]	As at end of period.
[4]	Includes Internet, Television, and Phone subscribers.

Operating revenue

Cable revenue was stable this quarter and year to date primarily as a result of:

●	the movement of Internet customers to higher speed and usage tiers, combined with a higher subscriber base for our Internet products; and
●	the impact and timing of pricing changes implemented over the past year; offset by
●	Television and Phone subscriber losses over the past year; and
●	the effect of a recent CRTC service cancellation notification policy change.

The implementation of a CRTC decision mandating that, effective January 23, 2015, telecommunications providers could no longer require customers to provide a minimum of 30 days’ notice when canceling services contributed a $7 million decrease in Cable revenue this quarter and a $10 million decrease year to date. Excluding the effect of the CRTC decision, Cable operating revenue would have increased by $4 million this quarter and $17 million year to date compared to the same periods in the prior year.

Rogers Communications Inc.	12	Second Quarter 2015

Internet revenue

The 5% increase in Internet revenue this quarter and 6% increase year to date were a result of:

●	general movement of customers to higher speed and usage tiers;
●	a larger Internet subscriber base;
●	the impact and timing of changes in Internet service pricing; and
●	the launch of our new IGNITE broadband Internet-based bundled offerings that provide subscribers with better choice on usage and incorporate value-added content; partially offset by
●	declines in Internet overage revenues as portions of the subscriber base move to higher-value unlimited usage plans.

Television revenue

The 3% decrease in Television revenue this quarter and 2% decrease year to date were a result of:

●	the decline in Television subscribers over the past year primarily associated with heightened pay TV competition; partially offset by
●	the impact and timing of pricing changes implemented over the past year; and
●	higher pay-per-view revenue.

The digital cable subscriber base represented 90% of our total Television subscriber base as at June 30, 2015, compared to 86% in the same period last year. We expect to complete our ongoing analog-to-digital network transition by early 2016.

Phone revenue

The 5% decrease in Phone revenue this quarter and 4% decrease year to date were a result of:

●	a decreased subscriber base; and
●	increased promotional bundling pricing activity; partially offset by
●	the impact and timing of pricing changes implemented over the past year.

Operating expenses

The 1% increase in operating expenses this quarter and 3% increase year to date were a result of:

●	higher investments in programming and customer value enhancements; partially offset by
●	various cost efficiency and productivity initiatives.

Adjusted operating profit

The 2% decrease in adjusted operating profit this quarter and year to date was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	Second Quarter 2015

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2015	2014	% Chg	2015	2014	% Chg

Operating revenue
Next generation	73	67	9	143	131	9
Legacy	20	27	(26)	43	56	(23)
Service revenue	93	94	(1)	186	187	(1)
Equipment sales	1	1	-	2	2	-
Operating revenue	94	95	(1)	188	189	(1)

Operating expenses	(67)	(67)	-	(133)	(133)	-
Adjusted operating profit	27	28	(4)	55	56	(2)

Adjusted operating profit margin	28.7%	29.5%	(0.8 pts)	29.3%	29.6%	(0.3 pts)
Additions to property, plant and equipment	48	39	23	81	65	25

Operating revenue

The 1% decrease in service revenue this quarter and year to date was a result of:

●

the continuing decline in the legacy off-net voice and data business, a trend we expect to continue as we focus the business on on-net and near-net opportunities and customers move to more advanced and cost-effective IP-based services and solutions; partially offset by

●	continuing execution of our plan to grow higher-margin on-net and near-net next generation IP-based services revenue; and
●	higher revenue from data centre operations, which is a component of our next generation IP-based services revenue.

Next generation services, which include our data centre operations, represented 78% (2014 - 71%) of total service revenue in the quarter and 77% (2014 - 70%) of total service revenue year to date.

Operating expenses

The stable results this quarter and year to date in operating expenses were a result of:

●	lower legacy service costs related to planned lower usage volumes and customer levels; and
●	ongoing initiatives to reduce costs and increase productivity; offset by
●	higher on-net next generation service costs associated with higher volumes.

Adjusted operating profit

The 4% decrease in adjusted operating profit this quarter and 2% decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	14	Second Quarter 2015

MEDIA

Media Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2015	2014	% Chg	2015	2014	% Chg

Operating revenue	582	475	23	1,046	842	24

Operating expenses	(492)	(421)	17	(988)	(812)	22
Adjusted operating profit	90	54	67	58	30	93

Adjusted operating profit margin	15.5%	11.4%	4.1 pts	5.5%	3.6%	1.9 pts
Additions to property, plant and equipment	11	29	(62)	20	43	(53)

Operating revenue

The 23% increase in operating revenue this quarter and 24% increase year to date were a result of:

●	revenue generated by our national NHL licensing agreement that became effective for the 2014-2015 season, which included playoff games this quarter that commanded a premium in advertising revenue;
●	higher subscription revenue generated by our Sportsnet properties; and
●	higher Toronto Blue Jays and Next Issue Canada revenue; partially offset by
●	continued softness in conventional broadcast TV and print advertising.

Operating expenses

The 17% increase in operating expenses this quarter and 22% increase year to date were a result of:

●

higher programming and production costs as a result of the increased number of NHL hockey games associated with the national and regional NHL licensing agreements, though a seasonally smaller portion of NHL games are played and broadcast in the second versus the first quarter; partially offset by

●	lower conventional broadcast TV programming costs;
●	lower publishing costs; and
●	operating efficiencies across various Media divisions.

Adjusted operating profit

The 67% increase in adjusted operating profit this quarter and 93% increase year to date reflect the revenue and expense changes described above. Media adjusted operating profit increased this quarter in line with our expectations primarily as a result of the NHL playoff season impact, which saw seasonally higher advertising revenue per game without a corresponding increase in the programming costs per game, combined with the revenue and expense changes discussed above.

Rogers Communications Inc.	15	Second Quarter 2015

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except capital intensity)	2015	2014	% Chg	2015	2014	% Chg

Additions to property, plant and equipment
Wireless	256	254	1	436	435	-
Cable	254	239	6	478	490	(2)
Business Solutions	48	39	23	81	65	25
Media	11	29	(62)	20	43	(53)
Corporate	52	15	n/m	81	31	161
Total additions to property, plant and equipment [2]	621	576	8	1,096	1,064	3

Capital intensity [1]	18.2%	17.9%	0.3 pts	16.7%	17.1%	(0.4 pts)

[1]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.
[2]	Additions to property, plant and equipment do not include expenditures on spectrum licences.

n/m - not meaningful

Wireless

The increase in additions to property, plant and equipment in Wireless this quarter and year to date was a result of LTE network investments and site build activity to further enhance network coverage and quality and the continued deployment of our 700 MHz spectrum. Deployment of the LTE network has reached approximately 88% of Canada’s population as at June 30, 2015.

Cable

The increase in additions to property, plant and equipment in Cable this quarter was a result of greater investment in network and information technology infrastructure, partially offset by lower purchases of our next generation NextBox digital set-top boxes compared to the same quarter last year. The decrease in additions to property, plant and equipment in Cable year to date is affected by lower purchases of our digital set-top boxes over the first half of the year compared to the same period last year.

We also made investments this quarter to improve the capacity of our Internet platform, further improve the reliability and quality of the network, and continue the development of our next generation IP-based video service.

Business Solutions

The increase in additions to property, plant and equipment in Business Solutions this quarter and year to date was a result of data centre investments and network expansion to reach additional customers and sites.

Media

The decrease in additions to property, plant and equipment in Media this quarter and year to date was a result of greater prior year investments made to our digital, IT infrastructure, and broadcast facilities.

Corporate

The increase in additions to property, plant and equipment in Corporate this quarter and year to date was a result of higher spending on premise improvements at our various offices.

Capital Intensity

Capital intensity increased this quarter and decreased year to date as a result of changes in additions to property, plant and equipment as described above, as well as the increases in revenue described previously in this MD&A.

Rogers Communications Inc.	16	Second Quarter 2015

Review of Consolidated Performance

This section discusses our consolidated operating income, net income, and other expenses that do not form part of the segment discussions above.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Adjusted operating profit [1]	1,337	1,313	2	2,461	2,474	(1)
Stock-based compensation	(14)	(11)	27	(26)	(16)	63
Depreciation and amortization	(562)	(532)	6	(1,121)	(1,051)	7
Restructuring, acquisition and other	(42)	(30)	40	(51)	(39)	31
Finance costs	(182)	(188)	(3)	(392)	(413)	(5)
Other (expense) income	(26)	(9)	189	(23)	1	n/m
Income taxes	(148)	(138)	7	(230)	(244)	(6)

Net income	363	405	(10)	618	712	(13)

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

Stock-based compensation

Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:

●	vesting of stock options and share units; and
●	changes in the market price of RCI Class B shares; offset by
●

the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See “Financial Risk Management” for information about equity derivatives.

The changes for this quarter and year to date are as follows:

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2015	2014	2015	2014

Impact of vesting	17	13	29	23
Impact of change in price	10	(17)	(4)	(33)
Equity derivatives, net of interest receipt	(13)	15	1	26

Total stock-based compensation	14	11	26	16

Restructuring, acquisition and other

Restructuring, acquisition and other costs for this quarter and year to date primarily reflected severance costs associated with the targeted restructuring of our employee base, contract termination costs, and the write-off of certain programming rights that are no longer usable following a reorganization of the OMNI television stations.

Restructuring, acquisition and other costs for the three and six months ended June 30, 2014 primarily reflected costs relating to the reorganization associated with the early implementation stages of the Rogers 3.0 plan.

Depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Depreciation	522	491	6	1,040	968	7
Amortization	40	41	(2)	81	83	(2)

Total depreciation and amortization	562	532	6	1,121	1,051	7

Depreciation and amortization increased this quarter and year to date as a result of:

●	significant recent investment and rollout of new customer equipment at Cable in recent years, mostly in next generation NextBox digital TV set-top boxes which are depreciated over three years; and
●	the overall increase in additions to property, plant and equipment over the last several years, which results in more depreciable assets.

Rogers Communications Inc.	17	Second Quarter 2015

Finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Interest on borrowings [1]	186	197	(6)	382	385	(1)
Interest on post-employment benefits liability	2	1	100	5	3	67
Loss on repayment of long-term debt	-	-	-	7	29	(76)
(Gain) loss on foreign exchange	(1)	(4)	(75)	6	2	200
Capitalized interest	(7)	(7)	-	(15)	(13)	15
Other	2	1	100	7	7	-

Total finance costs	182	188	(3)	392	413	(5)

[1]	Borrowings include interest on long-term debt and short-term borrowings associated with our accounts receivable securitization program.

Interest on borrowings

The decrease in interest on borrowings this quarter and stable interest costs year to date were a result of a decrease in the weighted average interest rate on our outstanding debt, partially offset by an increase in our outstanding debt. As at June 30, 2015, our borrowings had a weighted average cost of financing of 4.65% (December 31, 2014 - 5.20%) and a weighted average term to maturity of 10.2 years (December 31, 2014 - 10.8 years).

Loss on repayment of long-term debt

We recognized a $7 million loss on repayment of long-term debt year to date (2014 - $29 million loss) related to debt derivatives associated with the repayment or repurchase of certain senior notes in March 2015 and March 2014. These losses were deferred in the hedging reserve until maturity of the notes and were then recognized in net income. The 2015 and 2014 losses relate to transactions in 2008 and 2013 wherein foreign exchange rates on the related debt derivatives were updated to then-current rates. See “Managing our Liquidity and Financial Resources” for more information about our debt and related finance costs.

Other (expense) income

Other expense this quarter and year to date primarily relates to equity losses from certain investments and ventures.

Income taxes

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rates)	2015	2014	2015	2014

Statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Income before income taxes	511	543	848	956
Computed income tax expense	135	144	225	253
Increase (decrease) in income taxes resulting from:
Non-deductible (non-taxable) stock-based compensation	2	(3)	-	(6)
Revaluation of deferred tax balances due to legislative changes	6	-	6	-
Other items	5	(3)	(1)	(3)

Total income taxes	148	138	230	244

Effective income tax rate	29.0%	25.4%	27.1%	25.5%
Cash income taxes paid	61	112	256	246

The effective income tax rate for this quarter and the year to date differed from the statutory tax rate primarily as a result of a deferred tax revaluation due to an increase in the Alberta corporate income tax rate.

Cash income taxes paid this quarter decreased and cash income taxes paid year to date increased as compared to the same periods in the prior year as a result of the timing of tax installment payments.

In 2011, legislative changes eliminated the deferral of partnership income, accelerating the payment of approximately $700 million of previously deferred cash taxes over a five-year amortization period beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash tax payments for the 2015 to 2016 taxation years will continue to include these additional amounts. While the elimination of the deferral of partnership income affects the timing of cash tax payments, it does not affect our income tax expense for accounting purposes. See “About Forward-Looking Information” for more information.

Rogers Communications Inc.	18	Second Quarter 2015

In the second half of this year, we expect to fully utilize the tax loss carry forwards valued at approximately $175 million acquired as part of the Mobilicity transaction, which closed on July 2, 2015, and have adjusted our free cash flow guidance range to reflect this expectation. See “Financial Guidance” for more information.

Net income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2015	2014	% Chg	2015	2014	% Chg

Net income	363	405	(10)	618	712	(13)
Basic earnings per share	$ 0.70	$ 0.79	(11)	$ 1.20	$ 1.38	(13)
Diluted earnings per share	$ 0.70	$ 0.76	(8)	$ 1.19	$ 1.33	(11)

Adjusted net income

The following table shows how we calculate adjusted net income from adjusted operating profit.

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2015	2014	% Chg	2015	2014	% Chg

Adjusted operating profit [1]	1,337	1,313	2	2,461	2,474	(1)
Depreciation and amortization	(562)	(532)	6	(1,121)	(1,051)	7
Finance costs [2]	(182)	(188)	(3)	(385)	(384)	-
Other (expense) income	(26)	(9)	189	(23)	1	n/m
Income taxes [3]	(155)	(152)	2	(245)	(268)	(9)

Adjusted net income [1]	412	432	(5)	687	772	(11)

Adjusted basic earnings per share [1]	$ 0.80	$ 0.84	(5)	$ 1.33	$ 1.50	(11)
Adjusted diluted earnings per share [1]	$ 0.80	$ 0.84	(5)	$ 1.33	$ 1.49	(11)

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude the $7 million loss on repayment of long-term debt for the six months ended June 30, 2015 (2014 - $29 million loss).
[3]

Income taxes exclude the $7 million recovery (2014 - $14 million recovery) for the three months ended June 30, 2015 and the $15 million recovery (2014 - $24 million recovery) for the six months ended June 30, 2015 related to the income tax impact for adjusted items, partially offset by legislative tax changes.

Rogers Communications Inc.	19	Second Quarter 2015

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2015	2014	2015	2014

Cash from operations before changes in non-cash working capital	1,360	1,321	2,395	2,408
Change in non-cash operating working capital items	(44)	144	(394)	(165)
	1,316	1,465	2,001	2,243
Income taxes paid	(61)	(112)	(256)	(246)
Interest paid	(141)	(151)	(404)	(387)

Cash provided by operating activities	1,114	1,202	1,341	1,610

Investing activities:
Additions to property, plant and equipment	(621)	(576)	(1,096)	(1,064)
Changes in non-cash working capital related to property, plant and equipment	(46)	(72)	(138)	(89)
Additions to program rights	(6)	(15)	(18)	(22)
Acquisitions and other strategic transactions, net of cash acquired	(601)	(2,643)	(601)	(3,301)
Other	(22)	12	(34)	9

Cash used in investing activities	(1,296)	(3,294)	(1,887)	(4,467)

Financing activities:
Proceeds received on short-term borrowings	38	196	246	196
Repayment of short-term borrowings	(56)	(38)	(71)	(38)
Issuance of long-term debt	1,792	500	3,450	2,582
Repayment of long-term debt	(1,310)	(500)	(2,919)	(1,721)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	-	-	1,059	2,150
Payments on settlement of cross-currency interest rate exchange agreements and forward contracts	-	-	(905)	(2,115)
Transaction costs incurred	-	(3)	-	(30)
Dividends paid	(248)	(235)	(483)	(459)

Cash provided by (used in) financing activities	216	(80)	377	565

Change in cash and cash equivalents	34	(2,172)	(169)	(2,292)
(Bank advances) cash and cash equivalents, beginning of period	(27)	2,181	176	2,301

Cash and cash equivalents, end of period	7	9	7	9

Operating activities

The 7% decrease in cash provided by operating activities this quarter and 17% decrease year to date were a result of a higher net investment in net non-cash working capital, which primarily reflects the timing of Wireless device purchases and payments of accounts payable.

Cash provided by operating activities this quarter was also positively affected as a result of lower cash income tax payments as a result of the timing of installment payments.

Investing activities

Additions to property, plant and equipment

We spent $621 million this quarter and $1,096 million year to date on additions to property, plant and equipment before changes in non-cash working capital items, which was higher than the same periods in 2014. See “Additions to Property, Plant and Equipment” for more information.

Acquisitions and other strategic transactions

This quarter and year to date, we paid $27 million related to the acquisition of 2500 MHz spectrum licences, $101 million for the final payment for Shaw spectrum licences including $1 million of related transaction costs, and $473 million related to our Glentel investment. In the second quarter of 2014, we paid $2,643 million related to the acquisition of 700 MHz spectrum licences.

Rogers Communications Inc.	20	Second Quarter 2015

Financing activities

Accounts receivable securitization

The $38 million and $246 million (2014 - $196 million and $196 million) of funding we received this quarter and year to date under the accounts receivable securitization program and $56 million and $71 million (2014 - $38 million and $38 million) of repayments we made this quarter and year to date increased our total funding under the program to $1,017 million as at June 30, 2015 (December 31, 2014 - $842 million). Effective January 2015, we amended the terms of the program, thereby increasing the maximum potential proceeds under the program to $1.05 billion and extending the term to January 1, 2018. As at June 30, 2015, a total of $1.02 billion was outstanding under the program.

Bank credit and letter of credit facilities

In April 2015, we borrowed the full amount of a new $1.0 billion bank credit facility (the non-revolving credit facility) and used the entire proceeds, together with cash on hand, to repay $1.3 billion of the borrowings outstanding under our $2.5 billion revolving credit facility (the revolving credit facility). The new non-revolving credit facility is available on a non-revolving basis and matures in April 2017 with no scheduled principal repayments prior to maturity. The interest rate charged on borrowings under the bank credit facility falls within the range of pricing indicated for our revolving credit facility.

In addition, we borrowed $0.8 billion under our revolving credit facility this quarter resulting in a net repayment of $0.5 billion of the revolving credit facility. Year to date, we borrowed a net amount of $1.6 billion under our credit facilities (2014 - nil under the revolving credit facility).

As a result, we had an aggregate $1.6 billion (December 31, 2014 - nil) outstanding under our revolving and non-revolving credit facilities as at June 30, 2015.

Furthermore, as at June 30, 2015, we had available liquidity of $1.9 billion (December 31, 2014 - $2.5 billion) under our aggregate $3.6 billion of bank and letter of credit facilities (December 31, 2014 - $2.6 billion), of which we had utilized approximately $0.1 billion (December 31, 2014 - $0.1 billion) related to outstanding letters of credit and $1.6 billion of borrowings. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures. Subsequent to the end of the quarter, we borrowed $0.5 billion under our revolving credit facility to finance the acquisition of Mobilicity (see “Wireless” for more information).

Issuance of senior notes

We did not issue new senior notes this quarter or year to date.

The table below provides a summary of the senior notes we issued during the six months ended June 30, 2014.

(In millions of dollars, except interest and discount rates)
Date issued	Principal amount	Due date	Interest rate	Discount at issuance	Total gross proceeds [1]	Transaction costs and discounts [1]

March 10, 2014	250	2017	Floating	100.00%	250
March 10, 2014	400	2019	2.80%	99.972%	400
March 10, 2014	600	2024	4.00%	99.706%	600
March 10, 2014	US$750	2044	5.00%	99.231%	832
Total					2,082	24

[1]	Gross proceeds before transaction costs and discounts.
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Repayment of senior notes and related derivative settlements

During the six months ended June 30, 2015, we repaid our US$550 million ($702 million) and US$280 million ($357 million) senior notes due March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $154 million, resulting in a net repayment of $905 million including settlement of the associated debt derivatives.

During the six months ended June 30, 2014, we repaid or repurchased our US$750 million ($834 million) and US$350 million ($387 million) senior notes due March 2014. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $35 million, resulting in a net repayment of $1,186 million including settlement of the associated debt derivatives.

Rogers Communications Inc.	21	Second Quarter 2015

Dividends

On January 28, 2015, the Board of Directors authorized an increase in the annualized dividend rate from $1.83 to $1.92 per Class A Voting share and Class B Non-Voting share, with the dividend to be paid in quarterly amounts of $0.48 per share. This quarter and year to date, we paid out dividends of $248 million (2014 - $235 million) and $483 million (2014 - $459 million), respectively.

The table below shows when dividends were declared and paid on both classes of our shares:

			Dividend per	Dividends paid
Declaration date	Record date	Payment date	share (dollars)	(in millions of dollars)
January 28, 2015	March 13, 2015	April 1, 2015	0.48	248
April 21, 2015	June 12, 2015	July 2, 2015	0.48	247

February 12, 2014	March 14, 2014	April 4, 2014	0.4575	235
April 22, 2014	June 13, 2014	July 2, 2014	0.4575	235
August 14, 2014	September 12, 2014	October 1, 2014	0.4575	235
October 23, 2014	December 11, 2014	January 2, 2015	0.4575	235

Free cash flow

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Adjusted operating profit [1]	1,337	1,313	2	2,461	2,474	(1)
Additions to property, plant and equipment [2]	(621)	(576)	8	(1,096)	(1,064)	3
Interest on borrowings, net of capitalized interest	(179)	(189)	(5)	(367)	(372)	(1)
Cash income taxes	(61)	(112)	(46)	(256)	(246)	4

Free cash flow [1]	476	436	9	742	792	(6)

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not a defined term under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment excludes purchases of spectrum licences.

The 9% increase in free cash flow this quarter was a result of higher adjusted operating profit, lower cash income taxes, and lower interest on borrowings (net of capitalization) as a result of the decrease in the weighted average interest rate on our outstanding debt, partially offset by higher additions to property, plant and equipment. The 6% decrease in free cash flow year to date was primarily affected by lower adjusted operating profit, higher additions to property, plant and equipment, and higher cash income taxes.

Rogers Communications Inc.	22	Second Quarter 2015

Overview of Financial Position

Consolidated statements of financial position

	As at June 30	As at December 31
(In millions of dollars)	2015	2014	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	7	176	(169)	(96)	See “Managing our Liquidity and Financial Resources” for more information.
Accounts receivable	1,562	1,591	(29)	(2)	Reflects lower subscriber receivables balance as a result of business seasonality and timing of collections.
Inventories	283	251	32	13	Reflects an increase in Wireless handset inventories.
Other current assets	265	191	74	39	Reflects an increase in prepaid expenses.
Current portion of derivative instruments	118	136	(18)	(13)	Reflects changes in market values of debt and expenditure derivatives primarily as a result of the depreciation of the Cdn$ relative to the US$, offset by the settlement and maturity of other derivatives discussed in the “Financial Risk Management” section below.
Total current assets	2,235	2,345	(110)	(5)

Property, plant and equipment	10,709	10,655	54	1	Reflects additions to property, plant and equipment offset by asset depreciation. See “Additions to Property, Plant and Equipment” for more information.
Intangible assets	6,843	6,588	255	4	Reflects the purchase of Shaw’s spectrum licences and 2500MHz spectrum licences, partially offset by amortization of intangible assets.
Investments	2,395	1,898	497	26	Reflects the acquisition of our interest in Glentel Inc.
Derivative instruments	1,106	788	318	40	See “Current portion of derivative instruments” for more information.
Other long-term assets	207	356	(149)	(42)	Primarily reflects the utilization of $250 million of deposits for the Shaw spectrum licences.
Deferred tax assets	9	9	-	-	n/m
Goodwill	3,882	3,883	(1)	-	n/m

Total assets	27,386	26,522	864	3
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	1,017	842	175	21	Reflects net funding received under the accounts receivable securitization program. See “Managing our Liquidity and Financial Resources” for more information.
Accounts payable and accrued liabilities	2,153	2,578	(425)	(16)	Reflects a decrease in trade payables as a result of business seasonality and lower accrued interest on long-term debt as a result of the timing of scheduled payments.
Income tax payable	54	47	7	15	n/m
Current portion of provisions	4	7	(3)	(43)	n/m
Unearned revenue	426	443	(17)	(4)	n/m
Current portion of long-term debt	1,000	963	37	4	Reflects the repayment of long-term debt in March 2015 offset by the reclassification of long-term debt due March 2016.
Current portion of derivative instruments	47	40	7	18	n/m
Total current liabilities	4,701	4,920	(219)	(4)

Provisions	52	55	(3)	(5)	n/m
Long-term debt	14,889	13,824	1,065	8	Reflects additional borrowings on our bank credit facilities.
Derivative instruments	35	11	24	n/m	See “Current portion of derivative instruments” for more information.
Other long-term liabilities	497	462	35	8	Reflects the liability related to our planned divestiture of Glentel’s international operations partially offset by a decrease in long-term pension obligations.
Deferred tax liabilities	1,744	1,769	(25)	(1)	n/m
Total liabilities	21,918	21,041	877	4

Shareholders’ equity	5,468	5,481	(13)	-	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	27,386	26,522	864	3

Rogers Communications Inc.	23	Second Quarter 2015

Financial Condition

We had approximately $1.9 billion of available liquidity as at June 30, 2015 (December 31, 2014 - $2.8 billion), which included:

●	$0.01 billion of cash and cash equivalents (December 31, 2014 - $0.2 billion);
●	$1.9 billion available under our bank credit facilities (December 31, 2014 - $2.5 billion); and
●	$0.03 billion available under our accounts receivable securitization program (December 31, 2014 - $0.06 billion).

In addition to the sources of available liquidity noted above, we held $1.1 billion of marketable securities in publicly-traded companies as at June 30, 2015 (December 31, 2014 - $1.1 billion).

Subsequent to the end of the quarter, we borrowed $0.5 billion under our bank credit facility to finance the acquisition of Mobilicity (see “Wireless” for more information).

Our borrowings had a weighted average cost of financing of 4.65% as at June 30, 2015 (December 31, 2014 - 5.20%) and a weighted average term to maturity of 10.2 years (December 31, 2014 - 10.8 years). This comparative decline in our 2015 weighted average interest rate reflects the combined effects of:

●	greater utilization of our securitization program and bank credit facilities; and
●	the scheduled repayments of relatively more expensive debt in March 2015.

As at June 30, 2015, the credit ratings on RCI’s outstanding senior notes and debentures were unchanged from the fourth quarter of 2014, being:

●	Moody’s Ratings Services: Baa1 with a stable outlook (affirmed in June 2015);
●	Standard and Poor’s Ratings Services: BBB+ with a stable outlook (affirmed in June 2015); and
●	Fitch Ratings: BBB+ with a negative outlook (affirmed in June 2015).

Financial Risk Management

This section should be read in conjunction with “Financial Risk Management” in our 2014 Annual MD&A. We use derivative instruments from time to time to manage financial risks related to our business activities. We also manage our exposure to both fixed and fluctuating interest rates and had essentially fixed the interest rate on 82.0% of our outstanding debt, including short-term borrowings, as at June 30, 2015 (December 31, 2014 - 92.7%). We only use derivatives to manage risk and not for speculative purposes.

Debt derivatives

We did not enter into any new debt derivatives this quarter or year to date.

During the three and six months ended June 30, 2015 and 2014, the following debt derivatives matured in conjunction with the repayment or repurchase of the related senior notes.

(In millions of dollars)	Notional amount	Net cash (proceeds) settlement
Maturity date	(US$)	(Cdn$)

March 15, 2015	550	(106)
March 15, 2015	280	(48)
Total	830	(154)

March 1, 2014	750	(61)
March 15, 2014	350	26
Total	1,100	(35)

Upon the repayment of the related senior notes in March 2015, a $7 million non-cash loss (2014 - $29 million non-cash loss) that was previously deferred in the hedging reserve, was recognized in net income during the six months ended June 30, 2015. This loss relates to transactions in 2013 (2014 - transactions in 2008 and 2013) wherein contractual foreign exchange rates on the related debt derivatives were renegotiated to then-current rates.

As at June 30, 2015, we had US$5.2 billion in US dollar-denominated senior notes and debentures, of which all the associated foreign exchange risk had been hedged using debt derivatives.

Rogers Communications Inc.	24	Second Quarter 2015

Bond forwards

We did not enter into any new bond forwards or settle any existing bond forwards this quarter or year to date. As at June 30, 2015, we had $1.9 billion notional amount of bond forwards outstanding (December 31, 2014 - $1.9 billion), all of which were designated as hedges for accounting purposes.

Expenditure derivatives

This quarter, we entered into US dollar-denominated foreign currency forward contracts to fix the exchange rate on US$330 million of Rogers’ US dollar-denominated gross expenditures for the third and fourth quarters of 2015 and the 2016 year. The US$330 million of anticipated expenditures was hedged at an average rate of $1.22/US$ which fixes the cost in Canadian dollars for these expenditures over the term of the contracts to $403 million.

As at June 30, 2015, we had US$930 million of expenditure derivatives outstanding with terms to maturity ranging from July 2015 to December 2016 at an average rate of 1.13/US$. This quarter, we settled US$180 million (2014 - US$225 million) of expenditure derivatives for $198 million (2014 - $229 million). Year to date, we settled US$360 million (2014 - US$450 million) of expenditure derivatives for $397 million (2014 - $458 million)

Equity derivatives

As at June 30, 2015, we had equity derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. In April 2015, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2016 (from April 2015).

Mark-to-market value

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at June 30, 2015
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.04	5,409	1,115
Expenditure derivatives accounted for as cash flow hedges:
As assets	930	1.13	1,054	109
Bond forwards accounted for as cash flow hedges:
As liabilities	-	-	1,900	(47)
Equity derivatives not accounted for as hedges:
As liabilities	-	-	286	(35)
Net mark-to-market asset				1,142

	As at December 31, 2014
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,725	1.04	5,952	853
As liabilities	305	1.19	362	(7)
Net mark-to-market asset debt derivatives	6,030	1.05	6,314	846
Bond forwards accounted for as cash flow hedges:
As assets	-	-	250	1
As liabilities	-	-	1,650	(14)
Net mark-to-market liability bond forwards			1,900	(13)
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.09	1,050	70
Equity derivatives not accounted for as hedges:
As liabilities	-	-	286	(30)
Net mark-to-market asset				873

Rogers Communications Inc.	25	Second Quarter 2015

Adjusted net debt and adjusted net debt / adjusted operating profit

We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and bank advances less cash and cash equivalents.

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2015	2014

Long-term debt [1]	15,995	14,895
Net debt derivative assets [2]	(1,115)	(846)
Short-term borrowings	1,017	842
Cash and cash equivalents	(7)	(176)

Adjusted net debt [3]	15,890	14,715

Adjusted net debt / adjusted operating profit [3,4]	3.2	2.9

[1]

Before the reduction in fair value arising from purchase accounting and deferred transaction costs and discounts. Includes current and long-term debt portions plus deferred transaction costs and discounts. See “Reconciliation of Adjusted Net Debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]	Includes current and long-term debt derivative portions.
[3]

Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Adjusted net debt / adjusted operating profit is measured using adjusted operating profit for the last 12 consecutive months.

In addition to the cash and cash equivalents as at June 30, 2015 noted above, we held $1,114 million of marketable securities in publicly-traded companies (December 31, 2014 - $1,130 million).

The adjusted net debt increased by $1.2 billion from December 31, 2014. See “Overview of Financial Position” for more information. Our long-term target ratio for adjusted net debt / adjusted operating profit is a range of 2.0 to 2.5.

Outstanding common shares

	As at June 30	As at December 31
	2015	2014

Common shares outstanding
Class A Voting	112,442,792	112,448,000
Class B Non-Voting	402,303,876	402,297,667
Total common shares	514,746,668	514,745,667

Options to purchase Class B Non-Voting shares
Outstanding options	5,956,769	5,759,786
Outstanding options exercisable	3,292,781	3,363,046

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Commitments and Contractual Obligations

See our 2014 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 16, 21, and 29 of our 2014 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2014 Annual MD&A, since December 31, 2014.

Rogers Communications Inc.	26	Second Quarter 2015

Regulatory Developments

Please see our 2014 Annual MD&A for a discussion of the significant regulations that affected our operations as at February 13, 2015. The following is a list of the significant regulatory developments since that date.

Rogers NHL GameCentre LIVE GamePlus

On March 16, 2015, the CRTC denied a complaint by certain companies claiming that the Rogers NHL GameCentre LIVE GamePlus, the exclusive content tier of Rogers NHL GameCentre LIVE, violates CRTC regulations.

Television services distribution

On March 19, 2015, the CRTC released the third of its decisions (“the Decision”) related to its Let’s Talk TV (LTTV) proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). The CRTC adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis or in smaller, reasonably priced packages by March 1, 2016. By December 1, 2016, they must be offered in both forms. As a Broadcasting Distribution Undertaking (BDU), we will be permitted to continue to offer our existing basic service and programming packages. The CRTC will also revise its existing “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

The CRTC also proposed several changes to the Vertical Integration (VI) Code (now called the Wholesale Code). A new proceeding was announced to address these proposed changes and comments were due on May 4, 2015. All licensed programmers and BDUs will be required to comply with the Wholesale Code, which will be implemented by September 2015.

The Decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available à la carte and in pick-packs or in smaller pre-assembled packages and abide by the Wholesale Code. The Decision also addressed access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services.

On March 26, 2015, in the final decision related to LTTV, the CRTC announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the CCTS about their providers. The Decision also introduced new requirements related to the provision of service to persons with disabilities for both BDUs and broadcasters.

AWS-3 spectrum licence auction

On March 6, 2015, Industry Canada announced the results of the Advanced Wireless Services (AWS-3) wireless spectrum licence auction of the 1755-1780 MHz and 2155-2180 MHz bands. Rogers did not acquire any spectrum licences in this auction.

CRTC review of basic telecommunications services

On April 9, 2015, the CRTC issued Telecom Notice of Consultation 2015-134. The CRTC will examine which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians. Initial comments were due on July 14, 2015. A public hearing will commence on April 11, 2016.

CRTC Regulatory Framework for Wholesale Mobile Wireless Services

On May 5, 2015, the CRTC released its decision on the regulatory framework for wholesale mobile wireless services (Telecom Regulatory Policy 2015-177). The CRTC determined it is necessary to regulate the rates that Rogers Communications and two of its competitors (Bell Mobility and Telus Communications) charge other Canadian wireless carriers for domestic GSM-based wholesale roaming. The CRTC directed Rogers, Bell, and Telus to each file proposed cost-based tariffs for wholesale roaming on November 4, 2015. Pending its final determination on the proposed tariffs, the CRTC approved, on an interim basis, a maximum rate for each of GSM-based voice, text, and data wholesale roaming provided by Bell, Rogers, and Telus across their respective networks to other Canadian wireless carriers. This rate is equal to the highest rate charged by each of Rogers, Bell, and Telus to any other Canadian wireless carrier for each of GSM-based voice, text, and data wholesale roaming as of the date of the decision. Rogers, Bell, and Telus are permitted to charge GSM-based wholesale roaming rates that are below these maximum rates.

The CRTC recommended that the Canadian government repeal section 27.1 of the Telecommunications Act, which came into effect in June 2014 to cap domestic wholesale mobile wireless roaming rates at average retail rates to allow

Rogers Communications Inc.	27	Second Quarter 2015

the return to market forces for the provision of all other wholesale roaming as soon as possible. On July 1, 2015, section 27.1 was repealed by the government.

The CRTC further determined that it is not appropriate to mandate wholesale Mobile Virtual Network Operator (MVNO) access.

Finally, the CRTC determined that the regulatory measures established in the decision would remain in place for a minimum of five years, during which time the CRTC will monitor competitive conditions in the mobile wireless market.

2500 MHz spectrum licence auction

On May 12, 2015, Industry Canada announced the results of the 2500 MHz wireless spectrum licence auction. Rogers added spectrum in locations where we were under the 40 MHz paired auction cap. See “Other Wireless developments” under “Wireless” for more information.

CRTC Wireless Code

On May 19, 2015, the Federal Court of Appeal dismissed the Rogers, Bell, Telus, MTS, and SaskTel appeal of the CRTC decision to apply the Wireless Code to all contracts on June 3, 2015, regardless of when the contract was signed. This means the Code will retroactively capture three-year contracts entered into between June 3, 2012 and December 2, 2013.

Acquisitions and spectrum licence transfers

On June 24, 2015, Rogers received Industry Canada approval for a number of spectrum licence transfers and subordinate licences related to our acquisition of Shaw’s AWS-1 spectrum licences and our acquisition of Mobilicity. See “Other Wireless developments” under “Wireless” for more information.

CRTC Review of Wholesale Wireline Telecommunications Services

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326). The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over fibre-access facilities. Regulated rates will continue to be based on long-run increment cost studies.

Updates to Risks and Uncertainties

Please see our 2014 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at February 13, 2015 and should be reviewed in conjunction with this interim quarterly MD&A. The following litigation may contribute to those risks and uncertainties:

System access fee - Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed. The plaintiffs applied for an order permitting them to amend the Statement of Claim to reintroduce the claims with which they were not permitted to proceed in the 2007 certification decision. In 2014, the court denied this application.

Rogers Communications Inc.	28	Second Quarter 2015

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. Rogers has filed an appeal in respect of that decision. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal in respect of that decision has been dismissed by the Manitoba Court of Appeal in 2015. A similar decision has been issued by the British Columbia Court of Appeal. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. We have filed an appeal. We have not recorded a liability for this contingency.

System access fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. A certification hearing was held in April 2014 and in June 2014, the court denied the certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. We have not recorded a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recorded a liability for this contingency.

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenues the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recorded a liability for this contingency.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these to have a material adverse effect on our financial results.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in total, will have a material adverse effect on our Condensed Consolidated Statements of Income or Condensed Consolidated Statements of Financial Position. If it becomes probable that we are liable, we record a provision in our consolidated financial statements in the period the change in probability occurs, and it could be material to our Condensed Consolidated Statements of Income or Condensed Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

Please see our 2014 Annual MD&A and our 2014 Annual Audited Consolidated Financial Statements and Notes for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. There were no changes to these policies and estimates this quarter.

Rogers Communications Inc.	29	Second Quarter 2015

Recent accounting pronouncements not yet adopted

We are required to adopt the following new or revised accounting standards on or after January 1, 2016, at the earliest. We are assessing the impact of adopting these new or revised standards on our forthcoming interim and annual consolidated financial statements.

●	IFRS 15, Revenue from Contracts with Customers
●	IFRS 9, Financial Instruments
●	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets
●	Amendments to IFRS 11, Joint Arrangements

We have not yet adopted certain additional accounting standards, interpretations, and amendments that were previously issued but are not yet effective. See our 2014 Annual Audited Consolidated Financial Statements and Notes for details.

Transactions with related parties

We have entered into business transactions with companies whose partners or senior officers are Directors of Rogers, including:

●	the non-executive chairman of a law firm that provides an immaterial portion of the Company’s legal services;
●	the chairman of a company that provides printing services; and
●	the chairman and chief executive officer of a firm that is paid commissions for insurance coverage (ceased as a related party effective April 2015);

We record these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of our Board of Directors.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2015	2014	2015	2014
Printing, legal services, and commission paid on premiums for insurance coverage	7	10	17	20

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit Committee of our Board of Directors. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and six months ended June 30, 2015 and June 30, 2014.

Controls and procedures

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our business segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our business segments, refer to our 2014 Annual MD&A.

Financial Guidance

We are increasing the guidance for full year 2015 consolidated free cash flow1 from the original range as provided on January 29, 2015 of $1,350 million to $1,500 million by an additional $175 million to $1,525 million to $1,675 million. This upward adjustment to our free cash flow guidance is primarily reflective of the value of tax loss carry forwards acquired as part of the Mobilicity transaction that we expect to fully utilize during 2015. There are no changes at this time to the consolidated guidance ranges for adjusted operating profit or additions to property, plant and equipment, which were both also provided on January 29, 2015. See “About Forward-Looking Information” in this MD&A and in our 2014 Annual MD&A.

1 Free cash flow is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

Rogers Communications Inc.	30	Second Quarter 2015

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2014 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS. They include:

●	Subscriber counts;
●	Subscriber churn;
●	Average revenue per user (ARPU);
●	Average revenue per account (ARPA); and
●	Capital intensity.

Average revenue per account - Wireless

Average revenue per account (ARPA) helps us identify trends and measure our success in attracting and retaining multiple-device accounts. A single Wireless postpaid account typically provides subscribers with the advantage of allowing for the pooling of plan attributes across multiple devices and on a single bill. Each Wireless postpaid account is represented by an identifiable billing account number. A single Wireless postpaid account may include more than one identifiable telephone number and receive monthly Wireless services for a variety of connected devices including smartphones, basic phones, tablets, and other devices. Wireless postpaid accounts under our various brand names are considered separate accounts. We calculate Wireless ARPA by dividing total Wireless postpaid network revenue (monthly) by the average number of Wireless postpaid accounts for the same time period.

Rogers Communications Inc.	31	Second Quarter 2015

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board of Directors in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as an indicator of our operating performance, our ability to incur and service debt, and as a measurement to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so they may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit and related margin

●     To evaluate the performance of our businesses and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

●     We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.

●     We also use it as one component in determining short-term incentive compensation for all management employees.

Adjusted operating profit:

Net income

add back (deduct)

income taxes, other expense (income), finance costs, depreciation and amortization, impairment of assets, stock-based compensation, and restructuring, acquisition and other.

Adjusted operating profit margin:

Adjusted operating profit

divided by

Operating revenue (network revenue for Wireless).

Net income
Adjusted net income Adjusted basic and diluted earnings per share

●     To assess the performance of our businesses before the effects of these items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Net income

add back (deduct)

stock-based compensation, restructuring, acquisition and other, impairment of assets, gains on sale of investments, losses on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Net income Basic and diluted earnings per share
Free cash flow

●     To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.

●     We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted operating profit minus additions to property, plant and equipment, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
Adjusted net debt	● To conduct valuation-related analysis and make decisions about capital structure. ● We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

plus

current portion of long-term debt, deferred transaction costs and discounts, net debt derivative assets or liabilities, bank advances, and short-term borrowings minus

cash and cash equivalents.

Long-term debt
Adjusted net debt to adjusted operating profit	● To conduct valuation-related analysis and make decisions about capital structure. ● We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by 12 months trailing adjusted operating profit (defined above).	Long-term debt divided by net income

Rogers Communications Inc.	32	Second Quarter 2015

Reconciliation of adjusted operating profit

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2015	2014	2015	2014

Net income	363	405	618	712
Add (deduct):
Income taxes	148	138	230	244
Other expense (income)	26	9	23	(1)
Finance costs	182	188	392	413
Restructuring, acquisition and other	42	30	51	39
Depreciation and amortization	562	532	1,121	1,051
Stock-based compensation	14	11	26	16

Adjusted operating profit	1,337	1,313	2,461	2,474

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2015	2014	2015	2014

Net income	363	405	618	712
Add (deduct):
Stock-based compensation	14	11	26	16
Restructuring, acquisition and other	42	30	51	39
Loss on repayment of long-term debt	-	-	7	29
Income tax impact of above items	(13)	(14)	(21)	(24)
Income tax adjustment, legislative tax change	6	-	6	-

Adjusted net income	412	432	687	772

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts;	Three months ended June 30		Six months ended June 30
number of shares outstanding in millions)	2015	2014	2015	2014

Adjusted basic earnings per share:
Adjusted net income	412	432	687	772
Divided by:
Weighted average number of shares outstanding	515	515	515	515
Adjusted basic earnings per share	0.80	0.84	1.33	1.50

Adjusted diluted earnings per share:
Adjusted net income	412	432	687	772
Divided by:
Diluted weighted average number of shares outstanding	516	517	517	517
Adjusted diluted earnings per share	0.80	0.84	1.33	1.49

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2015	2014	2015	2014

Cash provided by operating activities	1,114	1,202	1,341	1,610
Add (deduct):
Additions to property, plant and equipment	(621)	(576)	(1,096)	(1,064)
Interest on borrowings, net of capitalized interest	(179)	(189)	(367)	(372)
Restructuring, acquisition and other	42	30	51	39
Interest paid	141	151	404	387
Change in non-cash working capital	44	(144)	394	165
Other adjustments	(65)	(38)	15	27

Free cash flow	476	436	742	792

Rogers Communications Inc.	33	Second Quarter 2015

Reconciliation of adjusted net debt and adjusted net debt / adjusted operating profit

	As at June 30	As at December 31
(In millions of dollars)	2015	2014

Current portion of long-term debt	1,000	963
Long-term debt	14,889	13,824
Deferred transaction costs and discounts	106	108
	15,995	14,895
Add (deduct):
Net debt derivative assets	(1,115)	(846)
Short-term borrowings	1,017	842
Cash and cash equivalents	(7)	(176)

Adjusted net debt	15,890	14,715

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2015	2014

Adjusted net debt / adjusted operating profit
Adjusted net debt	15,890	14,715
Divided by: trailing 12 month adjusted operating profit	5,006	5,019
Adjusted net debt / adjusted operating profit	3.2	2.9

Rogers Communications Inc.	34	Second Quarter 2015

Other Information

Consolidated financial results - quarterly summary

The table below shows our consolidated results for the past eight quarters.

	2015		2014				2013
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenue
Wireless	1,903	1,794	1,898	1,880	1,800	1,727	1,851	1,846
Cable	869	870	871	864	872	860	871	873
Business Solutions	94	94	97	96	95	94	98	93
Media	582	464	544	440	475	367	453	440
Corporate items and intercompany eliminations	(45)	(47)	(44)	(28)	(30)	(28)	(30)	(28)
Total operating revenue	3,403	3,175	3,366	3,252	3,212	3,020	3,243	3,224

Adjusted operating profit (loss)
Wireless	841	765	725	888	843	790	696	875
Cable	414	402	424	409	423	409	433	425
Business Solutions	27	28	34	32	28	28	29	29
Media	90	(32)	78	23	54	(24)	49	55
Corporate items and intercompany eliminations	(35)	(39)	(28)	(40)	(35)	(42)	(40)	(43)
Adjusted operating profit [1]	1,337	1,124	1,233	1,312	1,313	1,161	1,167	1,341
Stock-based compensation	(14)	(12)	(12)	(9)	(11)	(5)	(18)	(7)
Depreciation and amortization	(562)	(559)	(560)	(533)	(532)	(519)	(508)	(477)
Restructuring, acquisition and other	(42)	(9)	(43)	(91)	(30)	(9)	(24)	(38)
Finance costs	(182)	(210)	(202)	(202)	(188)	(225)	(196)	(180)
Other (expense) income	(26)	3	10	(12)	(9)	10	14	(3)
Net income before income taxes	511	337	426	465	543	413	435	636
Income taxes	(148)	(82)	(129)	(133)	(138)	(106)	(115)	(172)
Net income	363	255	297	332	405	307	320	464

Earnings per share:
Basic	$0.70	$0.50	$0.58	$0.64	$0.79	$0.60	$0.62	$0.90
Diluted	$0.70	$0.48	$0.57	$0.64	$0.76	$0.57	$0.62	$0.90

Net income	363	255	297	332	405	307	320	464
Add (deduct):
Stock-based compensation	14	12	12	9	11	5	18	7
Restructuring, acquisition and other	42	9	43	91	30	9	24	38
Loss on repayment of long-term debt	-	7	-	-	-	29	-	-
Income tax impact of above items	(13)	(8)	(11)	(27)	(14)	(10)	(5)	(8)
Income tax adjustment, legislative tax change	6	-	14	-	-	-	-	-
Adjusted net income [1]	412	275	355	405	432	340	357	501

Adjusted earnings per share [1]:
Basic	$0.80	$0.53	$0.69	$0.79	$0.84	$0.66	$0.69	$0.97
Diluted	$0.80	$0.53	$0.69	$0.78	$0.84	$0.66	$0.69	$0.97

Additions to property, plant and equipment	621	475	664	638	576	488	703	548
Free cash flow [1]	476	266	275	370	436	356	109	506
Cash provided by operating activities	1,114	227	1,031	1,057	1,202	408	1,072	1,052

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	35	Second Quarter 2015

Summary of financial information of long-term debt guarantor

As at June 30, 2015, our outstanding public debt, $1.0 billion and $2.5 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCP, as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidated summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCP, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Three months ended June 30	RCI[1,2]		RCP[1,2]		Non-guarantor subsidiaries[1,2]		Consolidating adjustments[1,2]		Total
(unaudited) (In millions of dollars)	Jun. 30 2015	Jun. 30 2014	Jun. 30 2015	Jun. 30 2014	Jun. 30 2015	Jun. 30 2014	Jun. 30 2015	Jun. 30 2014	Jun. 30 2015	Jun. 30 2014

Selected Income Statement data measure:
Revenue	6	5	2,821	2,722	630	517	(54)	(32)	3,403	3,212
Net Income (loss)	363	405	667	715	(66)	(91)	(601)	(624)	363	405

Six months ended June 30	RCI[1,2]		RCP[1,2]		Non-guarantor subsidiaries[1,2]		Consolidating adjustments[1,2]		Total
(unaudited) (In millions of dollars)	Jun. 30 2015	Jun. 30 2014	Jun. 30 2015	Jun. 30 2014	Jun. 30 2015	Jun. 30 2014	Jun. 30 2015	Jun. 30 2014	Jun. 30 2015	Jun. 30 2014

Selected Income Statement data measure:
Revenue	12	10	5,534	5,363	1,142	924	(110)	(65)	6,578	6,232
Net Income (loss)	618	712	1,245	1,419	(57)	(208)	(1,188)	(1,211)	618	712

As at period end	RCI[1,2]		RCP[1,2]		Non-guarantor subsidiaries[1,2]		Consolidating adjustments[1,2]		Total
(unaudited) (In millions of dollars)	Jun. 30 2015	Dec. 31 2014	Jun. 30 2015	Dec. 31 2014	Jun. 30 2015	Dec. 31 2014	Jun. 30 2015	Dec. 31 2014	Jun. 30 2015	Dec. 31 2014

Selected Balance Sheet data measure:
Current assets	21,385	18,530	16,785	13,764	6,745	1,775	(42,680)	(31,724)	2,235	2,345
Non-current assets	25,026	23,760	16,750	16,347	25,775	24,612	(42,400)	(40,542)	25,151	24,177
Current liabilities	20,719	17,701	8,955	6,716	19,352	13,870	(44,325)	(33,367)	4,701	4,920
Non-current liabilities	16,740	15,619	382	443	679	1,220	(584)	(1,161)	17,217	16,121

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of it being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	36	Second Quarter 2015

About Forward-Looking Information

This MD&A includes “forward-looking information” within the meaning of applicable securities laws, and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information and statements

●

typically include words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, and similar expressions, although not all forward-looking information and statements include them;

●

include conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect; and

●	were approved by our management on the date of this MD&A.

Our forward-looking information and statements include forecasts and projections related to the following items, among others:

●	revenue
●	adjusted operating profit
●	additions to property, plant and equipment
●	cash income tax payments
●	free cash flow
●	dividend payments
●	expected growth in subscribers and the services to which they subscribe
●	the cost of acquiring subscribers and deployment of new services
●	continued cost reductions and efficiency improvements
●	the growth of new products and services
●	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

●	general economic and industry growth rates
●	currency exchange rates and interest rates
●	product pricing levels and competitive intensity
●	subscriber growth
●	pricing, usage and churn rates
●	changes in government regulation
●	technology deployment
●	availability of devices
●	timing of new product launches
●	content and equipment costs
●	the integration of acquisitions
●	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered, announced or may occur after the date the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

●	new interpretations and new accounting standards from accounting standards bodies
●	regulatory changes
●	technological change
●	economic conditions
●	unanticipated changes in content or equipment costs
●	changing conditions in the entertainment, information, and communications industries
●	the integration of acquisitions
●	litigation and tax matters
●	the level of competitive intensity
●	the emergence of new opportunities.

Rogers Communications Inc.	37	Second Quarter 2015

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Regulatory Developments” and fully review the sections in our 2014 Annual MD&A entitled “Regulation in Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

About Rogers

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. Our stock is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Information on or connected to our website is not part of or incorporated into this MD&A.

Investment community contacts Bruce M. Mann 416.935.3532 bruce.mann@rci.rogers.com Dan R. Coombes 416.935.3550 dan.coombes@rci.rogers.com Bruce Watson 416.935.3582 bruce.watson@rci.rogers.com	Media contact Terrie Tweddle 416.935.4727 terrie.tweddle@rci.rogers.com

Rogers Communications Inc.	38	Second Quarter 2015

Quarterly Investment Community Teleconference

The second quarter 2015 results teleconference with the investment community will be held on:

●	July 23, 2015
●	7:30 a.m. Eastern Time
●	webcast available at rogers.com/webcast
●	Media are welcome to participate on a listen-only basis

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers’ management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are placed there generally at least two days before the conference.

For More Information

You can find additional information relating to us on our website (rogers.com/investors), on SEDAR (sedar.com), on EDGAR (sec.gov), or by e-mailing your request to investor.relations@rci.rogers.com. Information on or connected to these and other websites referenced in this MD&A is not part of, or incorporated into, this MD&A.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	39	Second Quarter 2015

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Three and six months ended June 30, 2015 and 2014

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2015	2014	2015	2014

Operating revenue		3,403	3,212	6,578	6,232

Operating expenses:
Operating costs	4	2,080	1,910	4,143	3,774
Depreciation and amortization		562	532	1,121	1,051
Restructuring, acquisition and other	5	42	30	51	39
Finance costs	6	182	188	392	413
Other expense (income)		26	9	23	(1)

Income before income taxes		511	543	848	956
Income taxes		148	138	230	244

Net income for the period		363	405	618	712

Earnings per share:
Basic	7	$ 0.70	$ 0.79	$ 1.20	$ 1.38
Diluted	7	$ 0.70	$ 0.76	$ 1.19	$ 1.33

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	1	Second Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2015	2014	2015	2014

Net income for the period		363	405	618	712

Other comprehensive (loss) income:

Items that may subsequently be reclassified to income:
Change in fair value of available-for-sale investments:
Increase (decrease) in fair value		63	51	(11)	190
Related income tax (expense) recovery		(8)	(7)	2	(25)

		55	44	(9)	165

Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments		(236)	(244)	505	92
Reclassification to net income of loss (gain) on debt derivatives		91	232	(559)	(38)
Reclassification to net income for loss on repayment of long-term debt	8	-	-	7	29
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(23)	(16)	(56)	(34)
Reclassification to net income for accrued interest		(11)	-	(24)	-
Related income tax recovery (expense)		38	19	(6)	(2)

		(141)	(9)	(133)	47

Share of other comprehensive (loss) income of equity-accounted investments, net of tax		(3)	-	5	-

Other comprehensive (loss) income for the period		(89)	35	(137)	212

Comprehensive income for the period		274	440	481	924

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Second Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars, unaudited)

		As at June 30	As at December 31
	Note	2015	2014

Assets

Current assets:
Cash and cash equivalents		7	176
Accounts receivable		1,562	1,591
Inventories		283	251
Other current assets		265	191
Current portion of derivative instruments	8	118	136
Total current assets		2,235	2,345

Property, plant and equipment		10,709	10,655
Intangible assets	9	6,843	6,588
Investments	10	2,395	1,898
Derivative instruments	8	1,106	788
Other long-term assets	9	207	356
Deferred tax assets		9	9
Goodwill		3,882	3,883

Total assets		27,386	26,522

Liabilities and shareholders’ equity

Current liabilities:
Short-term borrowings	11	1,017	842
Accounts payable and accrued liabilities		2,153	2,578
Income tax payable		54	47
Current portion of provisions		4	7
Unearned revenue		426	443
Current portion of long-term debt	12	1,000	963
Current portion of derivative instruments	8	47	40
Total current liabilities		4,701	4,920

Provisions		52	55
Long-term debt	12	14,889	13,824
Derivative instruments	8	35	11
Other long-term liabilities		497	462
Deferred tax liabilities		1,744	1,769
Total liabilities		21,918	21,041

Shareholders’ equity	13	5,468	5,481

Total liabilities and shareholders’ equity		27,386	26,522

Contingent liabilities	16
Subsequent events	18

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Second Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares, unaudited)

	Class A		Class B
	Voting shares		Non-voting shares
Six months ended June 30, 2015	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available-for- sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2015	72	112,448	402	402,298	4,172	721	104	10	5,481
Net income for the period	-	-	-	-	618	-	-	-	618

Other comprehensive income (loss):
Available-for-sale investments, net of tax	-	-	-	-	-	(9)	-	-	(9)
Derivative instruments accounted for as hedges, net of tax	-	-	-	-	-	-	(133)	-	(133)
Share of equity-accounted investments, net of tax	-	-	-	-	-	-	-	5	5
Total other comprehensive (loss) income	-	-	-	-	-	(9)	(133)	5	(137)
Comprehensive income for the period	-	-	-	-	618	(9)	(133)	5	481

Transactions with shareholders recorded directly in equity:
Dividends declared	-	-	-	-	(494)	-	-	-	(494)
Share class exchange	-	(5)	-	5	-	-	-	-	-
Total transactions with shareholders	-	(5)	-	5	(494)	-	-	-	(494)
Balances, June 30, 2015	72	112,443	402	402,303	4,296	712	(29)	15	5,468

	Class A		Class B
	Voting shares		Non-voting shares
Six months ended June 30, 2014	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available-for- sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2014	72	112,462	401	402,281	3,896	401	(101)	-	4,669
Net income for the period	-	-	-	-	712	-	-	-	712

Other comprehensive income:
Available-for-sale investments, net of tax	-	-	-	-	-	165	-	-	165
Derivative instruments accounted for as hedges, net of tax	-	-	-	-	-	-	47	-	47
Total other comprehensive income	-	-	-	-	-	165	47	-	212
Comprehensive income for the period	-	-	-	-	712	165	47	-	924

Transactions with shareholders recorded directly in equity:
Dividends declared	-	-	-	-	(471)	-	-	-	(471)
Balances, June 30, 2014	72	112,462	401	402,281	4,137	566	(54)	-	5,122

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Second Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2015	2014	2015	2014
Operating activities:
Net income for the period		363	405	618	712
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		562	532	1,121	1,051
Program rights amortization		21	16	43	32
Finance costs	6	182	188	392	413
Income taxes		148	138	230	244
Stock-based compensation	14	14	11	26	16
Post-employment benefits contributions, net of expense		24	18	(71)	(67)
Other		46	13	36	7
		1,360	1,321	2,395	2,408
Change in non-cash operating working capital items	17	(44)	144	(394)	(165)
		1,316	1,465	2,001	2,243
Income taxes paid		(61)	(112)	(256)	(246)
Interest paid		(141)	(151)	(404)	(387)

Cash provided by operating activities		1,114	1,202	1,341	1,610

Investing activities:
Additions to property, plant and equipment		(621)	(576)	(1,096)	(1,064)
Changes in non-cash working capital related to property, plant and equipment		(46)	(72)	(138)	(89)
Additions to program rights		(6)	(15)	(18)	(22)
Acquisitions and other strategic transactions, net of cash acquired		(601)	(2,643)	(601)	(3,301)
Other		(22)	12	(34)	9

Cash used in investing activities		(1,296)	(3,294)	(1,887)	(4,467)

Financing activities:
Proceeds received on short-term borrowings	11	38	196	246	196
Repayment of short-term borrowings	11	(56)	(38)	(71)	(38)
Issuance of long-term debt	12	1,792	500	3,450	2,582
Repayment of long-term debt	12	(1,310)	(500)	(2,919)	(1,721)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	8	-	-	1,059	2,150
Payments on settlement of cross-currency interest rate exchange agreements and forward contracts	8	-	-	(905)	(2,115)
Transaction costs incurred		-	(3)	-	(30)
Dividends paid		(248)	(235)	(483)	(459)

Cash provided by (used in) financing activities		216	(80)	377	565

Change in cash and cash equivalents		34	(2,172)	(169)	(2,292)
(Bank advances) cash and cash equivalents, beginning of period		(27)	2,181	176	2,301

Cash and cash equivalents, end of period		7	9	7	9

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Second Quarter 2015

Rogers Communications Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. (RCI) is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in four segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers.

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP), and certain other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

Statement of Compliance

We prepared our interim condensed consolidated financial statements for the three and six months ended June 30, 2015 (second quarter 2015 interim financial statements), in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2014 (2014 financial statements). These second quarter 2015 interim financial statements were approved by the Audit Committee on July 22, 2015.

Rogers Communications Inc.	6	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The notes presented in these second quarter 2015 interim financial statements include only significant transactions and changes occurring since our last year end of December 31, 2014 and do not include all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements. These second quarter 2015 interim financial statements should be read in conjunction with the 2014 financial statements.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Recent Accounting Pronouncements Not Yet Adopted

The IASB has issued new standards and amendments to existing standards. These changes are not yet adopted by us and could have an impact on future periods. These changes are described in detail in our 2014 financial statements.

●	IFRS 15, Revenue from Contracts with Customers
●	IFRS 9, Financial Instruments
●	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets
●	Amendments to IFRS 11, Joint Arrangements

We are assessing the impact of these standards on our consolidated financial statements.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions, and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. We follow the same accounting policies for our segments as those described in Note 2 in our 2014 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are the chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is net income before stock-based compensation, depreciation and amortization, restructuring, acquisition and other, finance costs, other expense (income), and income taxes.

Rogers Communications Inc.	7	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Information by Segment

Three months ended June 30, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		1,903	869	94	582	(45)	3,403

Operating costs [1]		1,062	455	67	492	(10)	2,066

Adjusted operating profit		841	414	27	90	(35)	1,337

Stock-based compensation [1]	14						14
Depreciation and amortization							562
Restructuring, acquisition and other	5						42
Finance costs	6						182
Other expense							26

Income before income taxes							511

1 Included in Operating costs on the interim condensed consolidated financial statements.

Three months ended June 30, 2014 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		1,800	872	95	475	(30)	3,212

Operating costs [1]		957	449	67	421	5	1,899

Adjusted operating profit		843	423	28	54	(35)	1,313

Stock-based compensation [1]	14						11
Depreciation and amortization							532
Restructuring, acquisition and other	5						30
Finance costs	6						188
Other expense							9

Income before income taxes							543

1 Included in Operating costs on the interim condensed consolidated financial statements.

Six months ended June 30, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		3,697	1,739	188	1,046	(92)	6,578

Operating costs [1]		2,091	923	133	988	(18)	4,117

Adjusted operating profit		1,606	816	55	58	(74)	2,461

Stock-based compensation [1]	14						26
Depreciation and amortization							1,121
Restructuring, acquisition and other	5						51
Finance costs	6						392
Other expense							23

Income before income taxes							848

1 Included in Operating costs on the interim condensed consolidated financial statements.

Rogers Communications Inc.	8	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Six months ended June 30, 2014 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		3,527	1,732	189	842	(58)	6,232

Operating costs [1]		1,894	900	133	812	19	3,758

Adjusted operating profit		1,633	832	56	30	(77)	2,474

Stock-based compensation [1]	14						16
Depreciation and amortization							1,051
Restructuring, acquisition and other	5						39
Finance costs	6						413
Other income							(1)

Income before income taxes							956

1 Included in Operating costs on the interim condensed consolidated financial statements.

NOTE 4: OPERATING COSTS

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2015	2014	2015	2014

Cost of equipment sales and direct channel subsidies	424	334	818	633
Merchandise for resale	46	46	93	97
Other external purchases	1,079	991	2,237	2,032
Employee salaries and benefits and stock-based compensation	531	539	995	1,012

Total operating costs	2,080	1,910	4,143	3,774

NOTE 5: RESTRUCTURING, ACQUISITION AND OTHER

During the three and six months ended June 30, 2015 we incurred $42 million and $51 million (2014 - $30 million and $39 million) in restructuring, acquisition and other expenses, comprised of:

●

$32 million and $40 million, respectively (2014 - $28 million and $34 million) of restructuring expenses. Expenses this quarter and year to date primarily reflect severance costs associated with the targeted restructuring of our employee base and the write-off of certain programming rights that are no longer usable following a reorganization of the OMNI television stations. In 2014, restructuring expenses related to the reorganization associated with the early implementation stages of the Rogers 3.0 plan; and

●	$10 million and $11 million, respectively (2014 - $2 million and $5 million) of acquisition-related transaction costs, contract termination costs, and other costs.

NOTE 6: FINANCE COSTS

		Three months ended June 30		Six months ended June 30
(In millions of dollars)	Note	2015	2014	2015	2014

Interest on borrowings		186	197	382	385
Interest on post-employment benefits liability		2	1	5	3
Loss on repayment of long-term debt	8	-	-	7	29
(Gain) loss on foreign exchange		(1)	(4)	6	2
Capitalized interest		(7)	(7)	(15)	(13)
Other		2	1	7	7

Total finance costs		182	188	392	413

Rogers Communications Inc.	9	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 7: EARNINGS PER SHARE

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts)	2015	2014	2015	2014

Numerator (basic) - Net income for the period	363	405	618	712

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	515	515	515	515
Effect of dilutive securities (in millions):
Employee stock options	1	2	2	2

Weighted average number of shares outstanding - diluted	516	517	517	517

Earnings per share
Basic	$ 0.70	$ 0.79	$ 1.20	$ 1.38
Diluted	$ 0.70	$ 0.76	$ 1.19	$ 1.33

For the six months ended June 30, 2015 and for the three and six months ended June 30, 2014, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three and six months ended June 30, 2015 was reduced by nil and $3 million (2014 - $11 million and $23 million), respectively, in the diluted earnings per share calculation to account for these awards as if they were cash- or equity-settled, as noted above. There was no effect for the three months ended June 30, 2015.

A total of 3,008,802 and 2,343,282 options were out of the money for the three and six months ended June 30, 2015 (2014 - 238,773 and 239,537), respectively. These options were excluded from the diluted earnings per share calculation since they were anti-dilutive.

NOTE 8: FINANCIAL INSTRUMENTS

Derivative Instruments

We use derivative instruments from time to time to manage financial risks related to our business activities. These include debt derivatives, bond forwards, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives, bond forwards, and expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives

We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments. We designate the debt derivatives as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments.

We did not enter into any new debt derivatives during the three or six months ended June 30, 2015. During the six months ended June 30, 2015 and 2014, the following debt derivatives matured in conjunction with the repayment or repurchase of the related senior notes (see note 12).

(In millions of dollars)
Maturity date	Notional Amount (US$)	Net cash (proceeds) settlement (Cdn$)
March 15, 2015	550	(106)
March 15, 2015	280	(48)
Total	830	(154)

March 1, 2014	750	(61)
March 15, 2014	350	26
Total	1,100	(35)

Upon the repayment of the related senior notes (see note 12), a $7 million non-cash loss, which was previously deferred in the hedging reserve, was recognized in net income during the six months ended June 30, 2015 (2014 - $29 million non-cash loss). This loss relates to transactions in 2013 (2014 - transactions in 2008 and 2013) where contractual foreign exchange rates on the related debt derivatives were renegotiated to then-current rates.

Rogers Communications Inc.	10	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

As at June 30, 2015, we had US$5.2 billion (December 31, 2014 - US$6.0 billion) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives.

Bond forwards

We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future. We did not enter into any new bond forwards or settle any existing bond forwards during the six months ended June 30, 2015. As at June 30, 2015, we had $1.9 billion (December 31, 2014 - $1.9 billion) notional amount of bond forwards outstanding, all of which were designated as hedges for accounting purposes.

Expenditure derivatives

We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures.

During the three months ended June 30, 2015, we entered into US dollar-denominated foreign currency forward contracts to fix the exchange rate on US$330 million of Rogers’ US dollar-denominated gross expenditures for the third and fourth quarters of 2015 and the 2016 year. The US$330 million of anticipated expenditures was hedged at an average rate of $1.22/US$ which fixes the cost in Canadian dollars for these expenditures over the term of the contracts to $403 million.

As at June 30, 2015, we had US$930 million of expenditure derivatives outstanding with terms to maturity ranging from July 2015 to December 2016, at an average rate of $1.13/US$. During the three and six months ended June 30, 2015, we settled US$180 million and US$360 million, respectively (2014 - US$225 million and US$450 million, respectively) of expenditure derivatives for $198 million and $397 million, respectively (2014 - $229 million and $458 million, respectively).

Equity derivatives

We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

At June 30, 2015, we had equity derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. In April 2015, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2016 (from April 2015).

During the three and six months ended June 30, 2015, we recognized a recovery, including interest receipts, of $13 million and an expense, net of interest receipts, of $1 million, respectively (2014 - $15 million and $26 million, respectively) in stock-based compensation expense related to the change in fair value of our equity derivative contracts net of received payments (see note 14).

Fair Values of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly-traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

Rogers Communications Inc.	11	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The fair value of each of our bond forwards is determined by discounting cash flows to the measurement date that result from comparing the difference between the period end market forward yields to the forward yield in each bond forward multiplied by its notional amount.

The fair values of our equity derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgment.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

●	Financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities.
●	Financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices.
●	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at June 30, 2015 and 2014 and there were no transfers between Level 1 and Level 2 during the respective periods.

The table below shows the financial instruments carried at fair value by valuation method as at June 30, 2015 and December 31, 2014.

	Carrying value		Level 1		Level 2
	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31
(In millions of dollars)	2015	2014	2015	2014	2015	2014
Financial assets
Available-for-sale, measured at fair value:
Investments in publicly traded companies	1,114	1,130	1,114	1,130	-	-
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,115	853	-	-	1,115	853
Bond forwards accounted for as cash flow hedges	-	1	-	-	-	1
Expenditure derivatives accounted as cash flow hedges	109	70	-	-	109	70
Total financial assets	2,338	2,054	1,114	1,130	1,224	924
Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	-	7	-	-	-	7
Bond forwards accounted for as cash flow hedges	47	14	-	-	47	14
Equity derivatives not accounted as cash flow hedges	35	30	-	-	35	30
Total financial liabilities	82	51	-	-	82	51

The fair value of our long-term debt as at June 30, 2015 is as follows:

	As at June 30, 2015		As at December 31, 2014
(In millions of dollars)	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]

Long-term debt (including current portion)	15,889	17,383	14,787	16,584

1 Long-term debt (including current portion) is measured at level 2 in the three-level fair value hierarchy, based on period-end trading values.

We did not have any held-to-maturity financial instruments as at June 30, 2015 or December 31, 2014.

Rogers Communications Inc.	12	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 9: INTANGIBLE ASSETS

In June 2015, we obtained 20MHz of contiguous, paired AWS-1 spectrum licences in British Columbia and Alberta from Shaw Communications Inc. (Shaw) after exercising a previously acquired option and paying the final $100 million installment. $250 million was previously paid in 2013 and had been recorded in other long-term assets. We recognized the spectrum licenses as intangible assets of $351 million, which includes $1 million of directly attributable costs. Subsequent to exercising the option, certain non-contiguous spectrum licences acquired from Shaw were transferred to WIND for nominal cash proceeds.

During the three months ended June 30, 2015, we participated in the 2500 MHz spectrum licence auction in Canada. We were awarded 41 spectrum licences consisting of 20 MHz blocks of contiguous, paired spectrum in Canada’s major geographic markets. We recognized the spectrum licenses as intangible assets of $27 million, which includes $3 million of directly attributable costs.

NOTE 10: INVESTMENTS

	As at June 30	As at December 31
(In millions of dollars)	2015	2014

Investments in:
Publicly traded companies	1,114	1,130
Private companies	175	161
Investments, available-for-sale	1,289	1,291
Investments, associates and joint ventures	1,106	607

Total investments	2,395	1,898

Investment in Glentel

In May 2015, we completed our purchase of 50% of the common shares of Glentel Inc. (Glentel) from BCE Inc. (BCE) for cash consideration of $473 million. The investment is now jointly owned with BCE. Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets, as well as operations in the US and Australia. Our investment in Glentel is accounted for as a joint venture using the equity method.

NOTE 11: SHORT-TERM BORROWINGS

	As at June 30	As at December 31
(In millions of dollars)	2015	2014

Trade accounts receivable sold to buyer as security	1,274	1,135
Short-term borrowings from buyer	(1,017)	(842)

Overcollateralization	257	293

During the three months ended June 30, 2015, we received an additional $38 million (2014 - $196 million) of funding under the accounts receivable securitization program and repaid $56 million (2014 - $38 million) which changed our total funding under the program to $1,017 million as at June 30, 2015 (December 31, 2014 - $842 million). During the six months ended June 30, 2015, we received $246 million (2014 - $196 million) of funding under the accounts receivable securitization program and repaid $71 million (2014 - $38 million).

As a result of the securitization program, we incurred interest costs of $4 million and $8 million during the three and six months ended June 30, 2015 (2014 - $3 million and $6 million), which we recorded in finance costs.

Rogers Communications Inc.	13	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 12: LONG-TERM DEBT

			Principal	Interest	As at June 30	As at December 31
(In millions of dollars, except interest rates)	Due date		amount	rate	2015	2014

Bank credit facilities				Floating	1,600	-
Senior notes [1]	2015	US	550	7.50%	-	638
Senior notes [2]	2015	US	280	6.75%	-	325
Senior notes	2016		1,000	5.80%	1,000	1,000
Senior notes	2017		500	3.00%	500	500
Senior notes	2017		250	Floating	250	250
Senior notes	2018	US	1,400	6.80%	1,749	1,624
Senior notes	2019		400	2.80%	400	400
Senior notes	2019		500	5.38%	500	500
Senior notes	2020		900	4.70%	900	900
Senior notes	2021		1,450	5.34%	1,450	1,450
Senior notes	2022		600	4.00%	600	600
Senior notes	2023	US	500	3.00%	624	580
Senior notes	2023	US	850	4.10%	1,062	986
Senior notes	2024		600	4.00%	600	600
Debentures [2]	2032	US	200	8.75%	250	232
Senior notes	2038	US	350	7.50%	437	406
Senior notes	2039		500	6.68%	500	500
Senior notes	2040		800	6.11%	800	800
Senior notes	2041		400	6.56%	400	400
Senior notes	2043	US	500	4.50%	624	580
Senior notes	2043	US	650	5.45%	812	754
Senior notes	2044	US	750	5.00%	937	870
					15,995	14,895
Deferred transaction costs and discounts					(106)	(108)
Less current portion					(1,000)	(963)

Total long-term debt					14,889	13,824

[1]	Senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured co-obligor.
[2]	Senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

Each of the above senior notes and debentures are unsecured and guaranteed by RCP, ranking equally with all of RCI’s other senior notes and debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 8).

Bank Credit and Letter of Credit Facilities

In April 2015, we borrowed the full amount of a new $1.0 billion bank credit facility (the non-revolving credit facility) and used the entire proceeds , together with cash on hand, to repay $1.3 billion of borrowings outstanding under our $2.5 billion revolving credit facility (the revolving credit facility). The new non-revolving credit facility is available on a non-revolving basis and matures in April 2017 with no scheduled principal repayments prior to maturity. The interest rate charged on borrowings under the bank credit facility falls within the range of pricing indicated for our revolving credit facility.

In addition, during the three months ended June 30, 2015, we borrowed $0.8 billion under our revolving credit facility resulting in a net repayment of $0.5 billion of the revolving credit facility. During the six months ended June 30, 2015, we borrowed a net amount of $1.6 billion under our credit facilities (2014 - nil under the revolving credit facility).

As at June 30, 2015, we had an aggregate $1.6 billion outstanding under our revolving and non-revolving credit facilities (December 31, 2014 - nil).

As at June 30, 2015, we had available liquidity of $1.9 billion under our aggregate $3.6 billion of bank and letter of credit facilities (December 31, 2014 - $2.6 billion), of which we had utilized approximately $0.1 billion (December 31, 2014 - $0.1 billion) related to outstanding letters of credit and $1.6 billion of borrowings. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures.

Rogers Communications Inc.	14	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Senior Notes

Interest is paid on our senior notes as follows:

●	semi-annually on all of our fixed-rate senior notes and debentures; and
●	quarterly on our floating rate senior notes.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

Issuance of senior notes

We did not issue any senior notes during the six months ended June 30, 2015.

The table below provides a summary of the senior notes we issued during the six months ended June 30, 2014.

(In millions of dollars, except interest and discount rates)
Date issued	Principal amount	Due date	Interest rate	Discount at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [1] (Cdn$)

March 10, 2014	250	2017	Floating	100.00%	250
March 10, 2014	400	2019	2.80%	99.972%	400
March 10, 2014	600	2024	4.00%	99.706%	600
March 10, 2014	US 750	2044	5.00%	99.231%	832

Total					2,082	24

[1]	Gross proceeds before transaction costs and discounts
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Repayment of senior notes and related derivative settlements

During the six months ended June 30, 2015, we repaid our US$550 million ($702 million) and US$280 million ($357 million) senior notes due March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $154 million (see note 8), resulting in a net repayment of $905 million including settlement of the associated debt derivatives.

During the six months ended June 30, 2014, we repaid or repurchased our US$750 million ($834 million) and US$350 million ($387 million) senior notes due March 2014. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $35 million (see note 8), resulting in a net repayment of $1,186 million including settlement of the associated debt derivatives.

Rogers Communications Inc.	15	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 13: SHAREHOLDERS’ EQUITY

Dividends

In January 2015, the Board of Directors authorized an increase in the annualized dividend rate from $1.83 to $1.92 per Class A Voting share and Class B Non-Voting share to be paid in quarterly amounts of $0.48 per share. The quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

Date declared	Date paid	Dividend per share (dollars)

January 28, 2015	April 1, 2015	0.48
April 21, 2015	July 2, 2015	0.48

Total		0.96

February 12, 2014	April 4, 2014	0.4575
April 22, 2014	July 2, 2014	0.4575
August 14, 2014	October 1, 2014	0.4575
October 23, 2014	January 2, 2015	0.4575

Total		1.83

The holders of Class A shares are entitled to receive dividends at the rate of up to $0.05 per share but only after dividends at the rate of $0.05 per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends.

NOTE 14: STOCK-BASED COMPENSATION

The table below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense:

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2015	2014	2015	2014

Stock options	7	(10)	-	(21)
Restricted share units	12	6	18	12
Deferred share units	8	-	7	(1)
Equity derivative effect, net of interest receipt	(13)	15	1	26

Total stock-based compensation expense	14	11	26	16

As at June 30, 2015, we had a total liability recorded at its fair value of $136 million (December 31, 2014 - $144 million) related to stock-based compensation, including stock options, RSUs, and DSUs.

During the three and six months ended June 30, 2015, we paid $2 million and $37 million (2014 - $3 million and $41 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Rogers Communications Inc.	16	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Stock Options

Summary of stock options

	Three months ended June 30, 2015		Six months ended June 30, 2015
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	6,018,186	$ 40.03	5,759,786	$ 38.71
Granted	90,370	$ 41.82	1,215,040	$ 44.74
Exercised	(114,668)	$ 36.47	(960,735)	$ 37.56
Forfeited	(37,119)	$ 44.18	(57,322)	$ 41.38

Outstanding, end of period	5,956,769	$ 40.10	5,956,769	$ 40.10

Exercisable, end of period	3,292,781	$ 36.56	3,292,781	$ 36.56

	Three months ended June 30, 2014		Six months ended June 30, 2014
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	6,274,899	$ 38.53	6,368,403	$ 37.39
Granted	53,090	$ 44.59	780,850	$ 42.97
Exercised	(150,091)	$ 34.53	(966,310)	$ 33.65
Forfeited	(55,139)	$ 44.70	(60,184)	$ 37.54

Outstanding, end of period	6,122,759	$ 38.63	6,122,759	$ 38.63

Exercisable, end of period	3,667,759	$ 35.53	3,667,759	$ 35.53

Included in the above table are grants of nil and 496,200 performance options to certain key executives during the three and six months ended June 30, 2015 (2014 - 53,090 and 780,850).

Restricted Share Units

Summary of RSUs

	Three months ended June 30		Six months ended June 30
(in number of units)	2015	2014	2015	2014

Outstanding, beginning of period	2,603,352	2,837,324	2,765,255	2,472,390
Granted and reinvested dividends	117,283	61,979	661,063	1,131,640
Exercised	(49,490)	(41,476)	(692,893)	(731,018)
Forfeited	(50,871)	(50,637)	(113,151)	(65,822)

Outstanding, end of period	2,620,274	2,807,190	2,620,274	2,807,190

Included in the above table are grants of 37,269 and 83,562 performance RSUs to certain key executives during the three and six months ended June 30, 2015 (2014 - 25,940 and 248,740).

Deferred Share Unit Plan

Summary of DSUs

	Three months ended June 30		Six months ended June 30
(in number of units)	2015	2014	2015	2014

Outstanding, beginning of period	1,999,530	712,231	826,891	700,912
Granted and reinvested dividends	81,248	63,119	1,254,442	74,438
Exercised	(89,419)	-	(89,419)	-
Forfeited	(33,901)	-	(34,456)	-

Outstanding, end of period	1,957,458	775,350	1,957,458	775,350

Included in the above table are grants of 5,385 and 443,139 performance DSUs to certain key executives during the three and six months ended June 30, 2015 (2014 - nil).

Rogers Communications Inc.	17	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 15: RELATED PARTY TRANSACTIONS

Transactions with Key Management Personnel

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI, which include:

●	the non-executive chairman of a law firm that provides a portion of our legal services;
●	the chairman of a company that provides printing services; and
●	the chairman and chief executive officer of a firm that is paid commissions for insurance coverage (ceased as a related party effective April 2015).

We record these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit Committee of our Board of Directors. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction. The following table summarizes related party activity for the business transactions described above:

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2015	2014	2015	2014

Printing, legal services, and commission paid on premiums for insurance coverage	7	10	17	20

Controlling Shareholder

We have also entered into certain transactions with our ultimate controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee of our Board of Directors. The totals received or paid during the three and six months ended June 30, 2015 and 2014 were less than $1 million, respectively.

NOTE 16: CONTINGENT LIABILITIES

Contingent Liabilities

We have the following contingent liabilities related to litigation matters as at June 30, 2015.

System access fee - Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed. The plaintiffs applied for an order permitting them to amend the Statement of Claim to reintroduce the claims with which they were not permitted to proceed in the 2007 certification decision. In 2014, the court denied this application.

Rogers Communications Inc.	18	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. Rogers has filed an appeal in respect of that decision. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal in respect of that decision has been dismissed by the Manitoba Court of Appeal in 2015. A similar decision has been issued by the British Columbia Court of Appeal. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. We have filed an appeal. We have not recorded a liability for this contingency.

System access fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. A certification hearing was held in April 2014 and in June 2014, the court denied the certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. We have not recorded a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recorded a liability for this contingency.

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenues the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recorded a liability for this contingency.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these to have a material adverse effect on our financial results.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our consolidated statements of income or consolidated statements of financial position. If it becomes probable that we are liable, we record a provision in the period the change in probability occurs, and it could be material to our consolidated statements of income or consolidated statements of financial position.

NOTE 17: SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2015	2014	2015	2014

Accounts receivable	(118)	(85)	32	114
Inventories	96	58	(33)	35
Other current assets	33	(62)	(91)	(139)
Accounts payable and accrued liabilities	14	232	(285)	(229)
Unearned revenue	(69)	1	(17)	54

Total change in non-cash working capital items	(44)	144	(394)	(165)

Rogers Communications Inc.	19	Second Quarter 2015

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 18: SUBSEQUENT EVENTS

Mobilicity

On July 2, 2015, we completed the acquisition of 100% of the outstanding common shares of Data & Audio-Visual Enterprises Wireless Inc. (Mobilicity) for cash consideration of approximately $440 million, subject to customary closing adjustments. Mobilicity provides wireless telecommunication services to Canadians in Toronto, Ottawa, Calgary, Edmonton, and Vancouver, has approximately 150,000 subscribers, and owns AWS-1 spectrum licences across Canada. As part of the completion of the acquisition in July, we borrowed $0.5 billion under our revolving credit facility to finance the acquisition.

Assets acquired include tax losses valued at approximately $175 million. We are in the process of assessing the fair values of all other assets acquired and liabilities assumed from our acquisition of Mobilicity; however, this requires certain assumptions and the information required to make these assessments is incomplete at the time these second quarter 2015 interim financial statements were authorized for issue. Similarly, we are in the process of assessing the impact the acquisition would have had on our results had the transaction occurred at the beginning of our fiscal year; however the information required to make this assessment is incomplete at the time these second quarter 2015 interim financial statements were authorized for issue.

Subsequent to the acquisition of Mobilicity, Rogers and Wind Mobile Corp. (WIND) undertook an AWS-1 spectrum licence asset exchange in Southern Ontario to create an additional 10MHz of contiguous, paired AWS-1 spectrum for Rogers. In addition, Rogers transferred certain non-contiguous AWS-1 spectrum licences to WIND in British Columbia, Alberta, and various regions in Ontario for nominal cash proceeds.

Rogers Communications Inc.	20	Second Quarter 2015